Exhibit 2.5

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

SILVERBACK ENTERPRISE GROUP, INC.,

UPLAND SOFTWARE, INC.,

COMSCI, LLC,

AND

ROBERT J. SVEC and ALAN C. MALTZ, as SELLING MEMBERS,

Dated as of November 7, 2013

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3.4	Governmental Filings and Consents	30
3.5	Funds	30
	Purchaser Shares; Capitalization	30
	Financial Statements	32
3.8	Brokers’ and Finders’ Fees	32
3.12	Property	33
3.16	Litigation	33
3.17	Compliance with Laws; Permits	34
3.19	Brokers and Finders	34

ARTICLE 4 CONDUCT PRIOR TO THE EFFECTIVE TIME		35

4.1	Conduct of Business of the Company	35
4.2	No Negotiation	37
4.3	Tax Returns	38

ARTICLE 5 ADDITIONAL AGREEMENTS		39

5.1	Commercially Reasonable Efforts to Complete; Third Party Consents	39
5.2	Notification of Certain Matters	39
5.3	Access to Information	40
5.4	Fees and Expenses	40
5.5	Tax Matters	41
5.6	Corporate Matters	44
5.7	Confidentiality	44
5.8	Selling Members Release of Claims	45
5.9	Company Employee Plans	46
5.10	Further Assurances	46

ARTICLE 6 CONDITIONS TO THE MEMBERSHIP INTEREST PURCHASE		47

6.1	Conditions to Obligations of Each Party	47
6.2	Conditions to the Obligations of Purchaser	47
6.3	Conditions to Obligations of the Company and Selling Members	49

ARTICLE 7 SURVIVAL; INDEMNIFICATION		51

7.1	Survival	51
7.2	Indemnification of Indemnified Parties	52

ARTICLE 8 TERMINATION		59

8.1	Termination	59
8.2	Effect of Termination	60

ARTICLE 9 MISCELLANEOUS		60

9.1	Amendments; No Waiver	60
9.2	Notices	60
9.3	Successors and Assigns	62
9.4	Certain Interpretations	62
9.5	Counterparts; Facsimile	63
9.6	Severability	63
9.7	Specific Performance	63
9.8	Other Remedies	63
9.9	Third Parties	63
9.10	Governing Law	63
9.11	Consent to Jurisdiction	64
9.12	Entire Agreement	64
9.13	WAIVER OF JURY TRIAL	64

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INDEX OF DEFINED TERMS

Term	Section in the Agreement
Financial Statements	Section 2.6(a)
Acquisition Proposal	ANNEX A(a)
Action	ANNEX A(b)
Actual Closing Net Working Capital	Section 1.3(b)(iii)
Actual Closing Net Working Capital Statement	Section 1.3(b)(i)
Agreement	Preamble
Allocation	Section 1.9
Balance Sheet	Section 2.6(a)
Base Consideration	ANNEX A(c)
Basket Amount	Section 7.2(c)(v)
Cash	ANNEX A(d)
Certificates	Section 1.4(a)
Change in Control Payments	ANNEX A(e)
Closing	Section 1.2
Closing Cash	ANNEX A(f)
Closing Date	Section 1.2
Closing Date Balance Sheet	Section 1.3(a)
Closing Net Working Capital	ANNEX A(g)
Closing Payment	Section 1.1(a)(i)
Code	Section 1.4(c)
Company	Preamble
Company Documents	ANNEX A(j)
Company Employee Plan	Section 2.13(a)
Company Government Contract	Section 2.15(b)
Company Government Subcontract	Section 2.15(b)
Company Indebtedness	ANNEX A(k)
Company Intellectual Property	ANNEX A(h)
Company Interests	ANNEX A(i)
Company Material Adverse Effect	ANNEX A(l)
Company Options	Section 2.2(c)
Company Organizational Documents	Section 2.1(b)
Company Registered Intellectual Property Rights	ANNEX A(m)
Company Representatives	Section 4.2(a)
Company Securities	ANNEX A(n)
Company Software Programs	Section 2.14(t)
Confidential Information	Section 5.7(a)
Consents	Section 2.5
Contract	ANNEX A(p)
Damages	Section 7.2(f)
Disclosure Schedule	ANNEX A(q)
Effective Time	Section 1.2
Employee	ANNEX A(s)
Employee Agreement	ANNEX A(r)
Encumbrance	ANNEX A(t)
Environmental Laws	Section 2.19(a)
Environmental Permit	Section 2.19(a)
ERISA	Section 2.13(c)
ERISA Affiliate	Section 2.13(d)

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Term	Section in the Agreement
Estimated Adjusted Consideration	ANNEX A(u)
Estimated Closing Net Working Capital	Section 1.3(a)
Estimated Closing Net Working Capital Statement	Section 1.3(a)
Excess Amount	Section 1.4(b)
Executive Agreement	Recitals
Final Adjusted Consideration	ANNEX A(v)
Financial Statements	Section 2.6(a)
GAAP	ANNEX A(w)
Governmental Authority	ANNEX A(x)
Hazardous Substance	Section 2.19(a)
Hazardous Substance Activity	Section 2.19(a)
Holdback Amount	Section 1.1(a)(iii)
Indebtedness	ANNEX A(y)
Indemnification Claim	Section 7.2(d)(i)
Indemnification Claim Certificate	Section 7.2(d)(i)
Purchaser Indemnified Parties	Section 7.2(a)
Independent Accounting Firm	Section 1.3(b)(iii)(B)
Intellectual Property Rights	ANNEX A(z)
Key Employees	ANNEX A(aa)
Knowledge	ANNEX A(bb)
Legal Requirements	ANNEX A(cc)
Liability	ANNEX A(dd)
Lost Certificate Affidavit	Section 1.4(f)
Lost Certificate Indemnity Agreement	Section 1.4(f)
Market Standoff Agreement	Recitals
Material Contract or Material Contracts	Section 2.12(z)
Membership Interest Purchase	Recitals
Net Working Capital	ANNEX A(ee)
Notice of Dispute	Section 1.3(b)(ii)
Outside Date	Section 8.1(b)
PCBs	Section 2.19(b)
Permits	ANNEX A(ff)
Person	ANNEX A(ii)
Plan	Section 2.13(a)
Post-Closing Tax Period	Section 0
Pre-Closing Taxes	ANNEX A(kk)
Pro Rata Portion	ANNEX A(nn)
PTO	Section 0
Public Software	Section 2.14(t)
Purchase Price	ANNEX A(oo)
Parent	Preamble
Parent Shares	Section 1.1(a)(ii)
Registered Intellectual Property Right(s)	ANNEX A(qq)
Related Party	Section 2.12(f)
Released Parties	Section 5.8
Revised Allocation	Section 1.9
Securities Act	Section 2.2(b)
Security Interest	ANNEX A(rr)
Selling Member or Selling Members	Preamble
Selling Member’s Interests	Section 5.8
Shortfall Amount	Section 1.4(b)(ii)

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Term	Section in the Agreement
Special Indemnification Representations	Section 7.1(a)(i)
Statement of Expenses	Section 5.4
Straddle Period	Section 5.5(b)
Straddle Period Tax Return	Section 5.5(b)
Subsidiary	ANNEX A(ss)
Survival Period	Section 7.1(a)(i)
Targeted Net Working Capital Amount	ANNEX A(tt)
Tax Law	ANNEX A(uu)
Tax or Taxes	ANNEX A(ww)
Tax Return	ANNEX A(vv)
Taxing Authority	ANNEX A(xx)
Technology	ANNEX A(yy)
Third Party Claim	Section 7.2(e)
Trade Accounts Receivable	ANNEX A(zz)
Transaction Expenses	Section 5.4
Transfer Taxes	Section 1.7
WARN Act	Section 2.17(h)
Wire Transfer Letter	Section 1.4(a)
Working Capital Memorandum	Section 1.3(b)(iii)(A)

Annexes

Annex A	–	Certain Defined Terms

Annex B	–	Schedule of Members

Exhibits

Exhibit A	–	Form of Executive Agreement

Exhibit B	–	Form of Market Standoff Agreement

Exhibit C	–	Form of Non-Competition Agreement

Schedules

Schedule 1.3(a)	–	Net Working Capital

Schedule K	–	Knowledge Employees

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 7, 2013 by and among Silverback Enterprise Group, Inc., a Delaware corporation (“Parent”), Upland Software, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), ComSci, LLC, a New Jersey limited liability company (the “Company”), and Robert J. Svec and Alan C. Maltz, the members of the Company (each a “Selling Member” and collectively, the “Selling Members”). Capitalized terms not otherwise defined herein shall have the meaning set forth on Annex A hereto.

RECITALS

WHEREAS, the Selling Members are the record and beneficial owners of all of the issued and outstanding ownership interests of Company;

WHEREAS, Purchaser desires to purchase from the Selling Members, and the Selling Members desire to sell to Purchaser all of the ownership interests of Company (the “Membership Interest Purchase”);

WHEREAS, pursuant to the Membership Interest Purchase and subject to the terms and conditions of this Agreement, all of the ownership interests of the Company shall be converted into the right to receive the consideration set forth in Section 1.1(a) herein;

WHEREAS, a portion of the consideration otherwise payable by Purchaser in connection with the Membership Interest Purchase shall be held back by Purchaser as partial security for the indemnification obligations set forth in this Agreement;

WHEREAS, as a condition and inducement to the willingness of Purchaser to enter into this Agreement, Robert J. Svec shall execute and deliver at Closing an Executive Agreement in the form attached hereto as Exhibit A (the “Executive Agreement”) with Parent or one of its Subsidiaries;

WHEREAS, concurrent with the execution and delivery of this Agreement, as a material inducement to Purchaser to enter into this Agreement, the Selling Members shall have entered into a Market Standoff Agreement in the form attached hereto as Exhibit B (the “Market Standoff Agreement”); and

WHEREAS, concurrent with the execution and delivery of this Agreement, as a material inducement to Purchaser to enter into this Agreement, the Selling Members shall enter into a Non-Competition Agreement in the form attached hereto as Exhibit C (a “Non-Competition Agreement”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

THE MEMBERSHIP INTEREST PURCHASE

1.1 Membership Interest Purchase; Company Interests.

(a) Subject to the terms and conditions of this Agreement, at the Closing, the Selling Members shall sell, transfer, assign, convey and deliver to Purchaser, and Purchaser shall acquire and purchase, in a combination of cash and stock, from the Selling Members, all right, title and interest of the Selling Members, legal or equitable, in and to all Company Interests owned by the Selling Members free and clear of all Encumbrances. The Selling Members agree to cure at any time after the Closing, without further compensation, any deficiencies with respect to the Selling Members’ title to the Company Interests, the endorsement of any certificate(s) representing the Company Interests owned by the Selling Members or with respect to the stock power accompanying any such certificates. The aggregate purchase price for all of the Company Interests shall equal the Purchase Price, subject to (i) applicable Tax withholding, and (ii) Purchaser’s indemnification rights (including rights of set off) set forth in Article 7, and shall be payable as follows:

(i) An amount of Cash equal to the lesser of (i) the Base Consideration and (ii) the Estimated Adjusted Consideration (as applicable, the “Closing Payment”) multiplied by a Selling Member’s Pro Rata Portion shall be delivered to such Selling Member at the Closing by wire transfer of immediately available funds to such Selling Member’s bank account pursuant to the wire instructions delivered in writing to the Purchaser prior to Closing;

(ii) (A) To Robert J. Svec, 949,000 shares of Parent’s Common Stock, and (B) to Alan C. Maltz, 949,000 shares of Parent’s Series B-2 Preferred Stock (collectively, the “Parent Shares”), shall be issued and delivered to such Selling Member, subject to the terms and conditions of the Market Standoff Agreement;

(iii) $750,000 (the “Holdback Amount”) multiplied by a Selling Member’s Pro Rata Portion shall be delivered on the first anniversary of the Closing Date by wire transfer of immediately available funds to such Selling Member or his designee(s) pursuant to the wire instructions delivered in writing to the Purchaser prior to Closing or such other wire instructions delivered in writing to the Purchaser prior to the first anniversary of Closing, subject to Purchaser’s indemnification and set off rights under Article 7; provided that, in the event Purchaser has any made any Indemnification Claims pursuant to Article 7 which remain unsatisfied and unresolved as of the first anniversary of the Closing Date, the amount of Damages subject to the Indemnification Claim(s) of Purchaser (the “Escrowed Holdback Amount”) shall be subtracted and withheld from the release of the Holdback Amount to the Selling Members on the first anniversary of the Closing Date and Purchaser shall immediately deposit in cash an amount equal to the Escrowed Holdback Amount with an independent third party escrow agent reasonably acceptable to the Selling Members and Purchaser pursuant to an escrow agreement among the Selling Members, Purchaser and the escrow agent in form and substance reasonably satisfactory to the parties thereto (the “Escrow Agreement”). The fees, costs and expenses of such escrow agent shall be borne equally by the Selling Members on one hand, and Purchaser on the other hand; and

(iv) The Post Closing Payments, if any, shall be paid to the Selling Members in accordance with Section 1.4(c).

(b) Holdback Amount. The right to receive the Holdback Amount payable pursuant to this Agreement is a contract right only and shall not be evidenced by any certificate evidencing such right. The right to receive the Holdback Amount payable pursuant to this Agreement may not be transferred or assigned except as permitted under Section 9.3 hereof.

1.2 Closing; Effective Time. The Membership Interest Purchase shall be consummated at a closing (the “Closing”) to occur on a business day as soon as practicable (and in any event within two (2) business days) following the satisfaction or waiver (if permitted hereunder) of all of the conditions set forth in Article 6 other than those conditions that by their nature are to be satisfied at the Closing (but subject to the fulfillment or waiver of those conditions at the Closing) at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 900 South Capital of Texas Highway, Las Cimas IV, Fifth Floor, Austin, Texas, 78746-5546, unless another date and/or place is mutually agreed upon in writing by Purchaser, the Company and the Selling Members. The date upon which the Closing actually occurs hereunder is referred to herein as the “Closing Date.” The actual time of Closing is referred to herein as the “Effective Time.”

1.3 Calculation of Estimated and Final Adjusted Consideration.

(a) Calculation of Estimated Closing Net Working Capital. At least three (3) business days prior to the close of business on the Closing Date (or such other time as may be approved by Purchaser), the Company shall prepare and deliver to Purchaser an estimated unaudited balance sheet of the Company as of the Closing (the “Closing Date Balance Sheet”), which shall include a statement setting forth the Company’s estimate of the Closing Net Working Capital and Closing Cash which shall use the same methodology for calculating Net Working Capital and Closing Cash used and further described on Schedule 1.3(a) (the “Estimated Closing Net Working Capital Statement”) and shall be prepared in accordance with GAAP (subject to the exceptions described in Schedule 1.3(a)). The Estimated Closing Net Working Capital Statement shall fairly and accurately present the Company’s good faith best estimate (based on reasonable assumptions) of the Closing Net Working Capital and Closing Cash without giving effect to the consummation of the Membership Interest Purchase and the other transactions contemplated by this Agreement. The estimated Closing Net Working Capital set forth in the Estimated Closing Net Working Capital Statement shall be referred to herein as the “Estimated Closing Net Working Capital.”

(b) Calculation of Final Closing Net Working Capital.

(i) Within ninety (90) calendar days following the Closing Date, Purchaser shall prepare (or cause to be prepared) and deliver to the Selling Members a reasonably detailed statement setting forth Purchaser’s calculation of the actual Closing Net Working Capital which shall use the same methodology for calculating the Estimated Closing Net Working Capital Statement as described on Schedule 1.3(a) (the “Actual Closing Net Working Capital Statement”) and which shall be prepared in accordance with GAAP (subject to the exceptions described in Schedule 1.3(a)).

(ii) The Selling Members may dispute any item or amount set forth in the Actual Closing Net Working Capital Statement, at any time within thirty (30) calendar days following receipt of the Actual Closing Net Working Capital Statement, by delivering to Purchaser a written notice of such dispute executed by the Selling Members (a “Notice of Dispute”) setting forth, in reasonable detail, (A) each item or amount so disputed by the Selling Members, (B) the Selling Members’ calculation of each such disputed item or amount, and (C) the Selling Members’ calculation of the Closing Net Working Capital of the Company after giving effect to the Selling Members’ calculation of each such disputed item or amount.

(iii) If Purchaser does not receive a Notice of Dispute from the Selling Members delivered pursuant to and in accordance with Section 1.3(b)(ii) within the time period set forth therein, then (x) the Selling Member shall be deemed to have irrevocably consented and agreed to each item and amount set forth in the Actual Closing Net Working Capital Statement delivered by Purchaser pursuant to Section 1.3(b)(i), and (y) for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, as set forth in the Actual Closing Net Working Capital Statement delivered by Purchaser pursuant to Section 1.3(b)(i). If Purchaser receives a Notice of Dispute from the Selling Members delivered pursuant to and in accordance with Section 1.3(b)(ii) within the time period set forth therein, then Purchaser and the Selling Members shall use good faith efforts to resolve all disputed items and amounts set forth in the Notice of Dispute pursuant to good faith negotiations. The Selling Members shall be provided with reasonable access to all relevant books and records for the purposes of reviewing and analyzing such disputed items and amounts. In the event that Purchaser and the Selling Members shall reach agreement, within thirty (30) calendar days following Purchaser’s receipt of a Notice of Dispute, on all disputed items and amounts set forth in such Notice of Dispute, then the Purchaser and Selling Members shall execute a memorandum setting forth such agreement and then for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, as agreed upon by Purchaser and the Selling Members. In the event that Purchaser and the Selling Members are unable to reach agreement, within thirty (30) calendar days following Purchaser’s receipt of a Notice of Dispute, on all of the disputed items or amounts set forth in a Notice of Dispute, then:

(A) Purchaser and the Selling Members shall execute a memorandum (the “Working Capital Memorandum”) setting forth (1) the resolved items and/or amounts, if any, and (2) the items or amounts that remain in dispute following such good faith negotiations;

(B) Purchaser and the Selling Members shall submit all remaining disputed items and amounts set forth in the Working Capital Memorandum to an independent nationally or regionally recognized accounting firm reasonably acceptable to such parties (the “Independent Accounting Firm”) for resolution in accordance with the terms and conditions hereof. Each of the parties to this Agreement shall, and shall cause their respective affiliates and representatives to, provide full cooperation to the Independent Accounting Firm. The Independent Accounting Firm shall (1) act in its capacity as an expert and not as an arbitrator, (2) consider only those items and amounts identified in the Working Capital Memorandum as being in dispute between Purchaser and the Selling Members, (3) be instructed to reach its conclusions regarding any such dispute within thirty (30) calendar days after its appointment and provide a written explanation of its decision, and (4) not (x) determine any liability claimed by the Selling Members or asset claimed by Purchaser in an amount less than that claimed by such party, or (y) determine any asset claimed by the Selling Members or liability claimed by Purchaser in an amount in excess of the amount claimed by such party. All expenses relating to the engagement of the Independent Accounting Firm shall be shared equally by Purchaser, on one hand, and the Selling Members, on the other hand. The Independent Accounting Firm shall determine all disputed items and amounts and its decision in respect thereof shall be final and binding upon Purchaser and the Selling Members; and

(C) for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, based upon (1) all amounts agreed upon by Purchaser and the Selling Members in respect of any disputed items or amounts, as set forth in the Working Capital Memorandum, and (2) all other amounts determined by the Independent Accounting Firm pursuant to clause (B) of this Section 1.3(b)(iii).

1.4 Payment Procedures.

(a) Closing Payment. At the Closing, if and to the extent there are certificate(s) representing the Company Interests (the “Certificates”), each Selling Member shall deliver to Purchaser the Certificates owned by such Selling Member, accompanied by stock powers duly executed in blank by such Selling Member, executed wire transfer instructions designating the account to which payment shall be made (a “Wire Transfer Letter”), a completed IRS Form W-9 or Form W-8BEN, the duly executed Market Standoff Agreement, and this Agreement duly executed. Following receipt of such Certificates (if applicable), stock powers (if applicable), Wire Transfer Letter, applicable IRS Form, the duly executed Market Standoff Agreement, and the Agreement duly executed by each Selling Member by Purchaser, Purchaser shall pay to each Selling Member by wire transfer to the account listed in such Selling Member’s Wire Transfer Letter that portion of the Closing Payment without interest payable to such Selling Member in accordance with the terms of this Agreement.

(b) Adjustment to Purchase Price Based on Final Adjusted Consideration.

(i) If the Final Adjusted Consideration is greater than the Closing Payment (the value of such amount greater than the Closing Payment, the “Excess Amount”), then within five (5) business days of the determination of the Final Adjusted Consideration in accordance with this Agreement, Purchaser shall pay to each Selling Member an amount of cash (without interest) equal to the Excess Amount multiplied by such Selling Member’s Pro Rata Portion, subject to Purchaser’s indemnification rights (including rights of set off) set forth in Article 7. Such payments are expressly conditioned upon the execution and delivery of the Certificates, stock powers, Wire Transfer Letter, applicable IRS Form and this Agreement.

(ii) If the Final Adjusted Consideration is less than the Closing Payment (the value of such difference, the “Shortfall Amount”), each Selling Member shall, within five (5) business days immediately after written request from Purchaser, pay to Purchaser an amount of cash (without interest) equal to the Shortfall Amount multiplied by such Selling Member’s Pro Rata Portion. In the event the Selling Members do not timely pay the Shortfall Amount to Purchaser in immediately available funds, Purchaser may reduce the amount of any Holdback Amount to be paid to Selling Members in an amount necessary for payment in full of the Shortfall Amount, but such reduction shall not release the obligation of the Selling Members to pay the Shortfall Amount to Purchaser.

(iii) Unless otherwise instructed in writing by a Selling Member, Purchaser shall be entitled to rely on each Selling Member’s Wire Transfer Letter in making any payments under this Agreement.

(c) Post Closing Payments.

(i) In the event that (A) within nine (9) months immediately following the Closing Date, the Company, Purchaser or any of their respective subsidiaries (or any other entities formed by the Company, Purchaser or any of their respective subsidiaries for the purposes of the transactions described in the BOA proposal) is awarded a contract with Bank of America in connection with the Company’s Call Detail Recording/Call Accounting Pricing proposal dated May 28, 2013 (the “BOA Proposal”) and (B) the Company, Purchaser or any of their respective subsidiaries or such other entities referred to herein subsequently enters into a contract with Bank of America or becomes a subcontractor, partner or owner of any other entity that enters into such contract as a result of the BOA Proposal, in any case prior to the first anniversary of the Closing Date, for the delivery of the products and services detailed in the BOA Proposal (the “BOA Contract”), then Purchaser shall deliver to the Selling Members (X) an aggregate amount of cash (without interest) equal to $1,125, and (Y) 326 Parent Shares (of the same class and series delivered to each Selling Member at Closing, and the final number of such additional Parent Shares being subject to adjustments based on any stock splits, combinations or reclassifications, stock dividends or distributions and other similar adjustment events occurring after the Closing) (collectively, the “Post Closing Payments”) for each $1,000 of Normalized Revenue actually collected by the Company, Purchaser or any of their respective subsidiaries or such other entities referred to herein.

(ii) The Post Closing Payments shall be delivered to the Selling Members in accordance with each Selling Member’s Pro Rata Portion within ninety (90) days after the expiration of the Normalized Revenue Period, and in all cases, shall be subject to Purchaser’s indemnification rights (including rights of set off) set forth in Article 7. Delivery of the Post-Closing Payments shall be accompanied by reasonably detailed statements and back-up documentation describing and evidencing the basis for the calculation of the amount of the Post-Closing Payment, and cash payments of the Post-Closing Payments shall be made to each Selling Member or his designee(s) in accordance with written instructions to be provided by the Selling Member.

(iii) Contract Right Only. The right to receive any Post Closing Payments payable pursuant to this Agreement is a contract right only and no certificate evidencing such right shall be issued. The right to receive any Post Closing Payments payable pursuant to this Agreement may not be transferred or assigned (except as permitted under Section 9.3 hereof).

(d) Closing Cash. Within five (5) Business Days after the ninety (90) day anniversary of the Closing Date (the “Closing Cash Release Date”), the Purchaser shall pay each Selling Member’s Pro Rata Portion of the Closing Cash to such Selling Member (the “Closing Cash Payment”); provided, however, notwithstanding anything in the Disclosure Schedule, if after the date of the Balance Sheet, the Company (i) breaches Section 2.8 (a “Cash Management Breach”), then the incremental Closing Cash payable to the Selling Members pursuant to this Section 1.4(d) shall be reduced by the incremental portion of Closing Cash attributable to the Cash Management Breach and any other Damages related to such Cash Management Breach. Any claim by the Purchaser prior to the Closing Cash Release Date of a Cash Management Breach, including any dispute thereof, shall follow and be subject to the indemnification procedures set forth Article 7.

(e) Withholding Rights. Each of Purchaser and the Company shall be entitled to deduct and withhold from the payment of any consideration (including the Final Adjusted Consideration or Estimated Adjusted Consideration (or any portion thereof)) to the Selling Members such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any other applicable Legal Requirements, unless such Person provides Purchaser with such documentation as Purchaser reasonably requests and as satisfactory to Purchaser to qualify for an exemption to any such requirement to withhold or an approval or certification from the applicable tax authorities instructing Purchaser otherwise. To the extent that amounts are so withheld by Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person to whom such amounts would otherwise have been paid.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificates which formerly represented the Company Interests shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by such Selling Member in form reasonably satisfactory to Purchaser (a “Lost Certificate Affidavit”), Purchaser shall pay such Selling Member the portion of the Purchase Price to which the Selling Member is entitled to pursuant to Section 1.1(a); provided, however, that Purchaser may, in its sole discretion and as a condition precedent to payment, require the owner of such lost, stolen or destroyed Certificates or agreements to deliver an agreement of indemnification in a form reasonably satisfactory to Purchaser, and/or a bond in such sum as Purchaser may reasonably direct as indemnity, against any claim that may be made against Purchaser, or the Company with respect to the Certificates or agreements alleged to have been lost, stolen or destroyed (the “Lost Certificate Indemnity Agreement”), and in connection therewith the holder of such lost, stolen or destroyed Certificate shall be responsible for all required fees and premiums.

1.5 Transfer Books; No Further Ownership Rights in the Company Interests. At the Effective Time, the ownership interest transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the Company Interests on the records of the Company. From and after the Effective Time, the holders of Certificates (other than Purchaser or any affiliate thereof) formerly representing ownership of the Company Interests outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such interests, except as otherwise provided for herein or by applicable Legal Requirements.

1.6 Taking of Further Necessary Action. Each of Purchaser, the Company, and the Selling Members shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Membership Interest Purchase in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest Purchaser with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and managers of the Company immediately prior to the Effective Time are and will remain fully authorized in the name of the Company or otherwise to take, and shall take (at the sole cost and expense of Purchaser, absent any breach of this Agreement or any Company Document), only upon request by Purchaser, all such lawful and necessary action.

1.7 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes imposed on a Selling Member and incurred in connection with this Agreement (collectively, “Transfer Taxes”), if any, shall be borne by such Selling Member and shall be paid by such Selling Member when due. Each Selling Member shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and Purchaser and the Company will join in the execution of any such Tax Returns and other documentation if necessary under any Legal Requirement. Upon Purchaser’s request, the Selling Members shall provide Purchaser with evidence reasonably satisfactory to Purchaser that such Transfer Taxes have been paid by the Selling Members.

1.8 Holdback Amount. In order to at least partially satisfy and to establish a procedure for the satisfaction of claims by Purchaser or the Purchaser Indemnified Parties (as defined in Section 7.2) for indemnification pursuant to Article 7, subject to the requirements in Section 1.1(a)(iii) hereof, Purchaser shall retain the Holdback Amount (in escrow if required by Section 1.1(a)(iii)) for the benefit of the Selling Members until the Holdback Amount is distributed in accordance with this Agreement or deposited with the Escrow Agent pursuant to the Escrow Agreement.

1.9 Allocation. The parties hereto intend that, for United States federal Tax purposes, the transactions contemplated by this Agreement will be treated as follows: (a) with respect to the Selling Members, as a sale by each Selling Member of the Company Interests owned by such Selling Member, and (ii) with respect to the Purchaser, as a purchase of the Company’s assets, in both cases in accordance with situation 2 of Revenue Ruling 99-6, 1991-1 C.B. 432 (the “Transaction Tax Treatment”). Within 90 days of the Closing, Purchaser shall prepare and provide to the Selling Members an allocation of the Purchase Price (as determined for federal income tax purposes) among the assets of the Company (the “Allocation”). The Selling Members shall raise any objections to the Allocation within 30 days thereafter, and the Selling Members and Purchaser shall work in good faith to resolve any agreements. Within 90 days after the final determination of the amount of any Holdback Amount released to the Selling Members, any Excess Amount, any Shortfall Amount or the actual payment of any amount pursuant to Article 7, Purchaser shall prepare and provide to the Selling Members a revised allocation of the Purchase Price (each, a “Revised Allocation”). The Selling Members shall raise any objections to the Revised Allocation within 30 days thereafter, and the Selling Members and Purchaser shall work in good faith to resolve any agreements. The Allocation or the Revised Allocation, if agreed to, shall be conclusive and binding upon the Purchaser and the Selling Members for all purposes and the parties agree that all Tax Returns and reports and all financial statements shall be prepared in a manner consistent with (and the parties shall not otherwise file a tax return position inconsistent with) the Allocation and the Transaction Tax Treatment unless required by the IRS or other applicable Taxing Authority.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY AND THE SELLING MEMBERS

Each of the Company and the Selling Members hereby represents and warrants to Purchaser and Parent as of the date hereof and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for such representations and warranties as are made only as of a specific date, which shall be only made as of such date), as follows:

2.1 Organization and Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary corporate power and authority to conduct its business as currently conducted or proposed to be conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the properties, owned, leased or operated, or the business conducted by it requires such qualification, except for such failures to be so duly qualified and in good standing that would not have a Company Material Adverse Effect. Schedule 2.1(a) of the Disclosure Schedule lists each jurisdiction where the Company is required to qualify to do business as a foreign corporation.

(b) The Company has delivered to Purchaser accurate, complete and correct copies of the Company’s certificate of formation and operating agreement as in effect on the date hereof (the “Company Organizational Documents”). The Company Organizational Documents are in full force and effect and the Company is not in violation of (and has not previously violated) any provision of the Company Organizational Documents. The operations now being conducted by the Company are not (and have never been) conducted under any other name, except as set forth in Schedule 2.1(b) of the Disclosure Schedule.

(c) Schedule 2.1(c) of the Disclosure Schedule lists (i) the managers of the Company and (ii) the officers of the Company.

2.2 Capitalization.

(a) The authorized capitalization of the Company consists of 100% of the membership interests in the Company, all of which are held by the Selling Members. The Selling Members are the only holders of Company Interests, and the Company has not issued any other Company Securities except as set forth in Schedule 2.2(a) of the Disclosure Schedule. Schedule 2.2(a) sets forth a complete and correct capitalization table of the Company, as of the Closing, which lists (i) all members and their respective addresses, (ii) their respective ownership interest percentage in the Company, including type of interest, (iii) each member’s respective portion of the Closing Payment, Parent Shares and Holdback Amount and (iv) such other information relevant thereto or which Purchaser may reasonably request. The Company shall deliver Schedule 2.2(a) to Purchaser at least five (5) business days prior to the Closing Date.

(b) All of the outstanding Company Interests have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding Company Interests have been offered, issued and sold by the Company in compliance with United States federal and applicable state securities laws. Except as disclosed in Schedule 2.2(b) of the Disclosure Schedule, there are no authorized or outstanding (i) subscriptions, warrants, options, convertible or exchangeable securities or other rights (contingent or otherwise) to purchase or acquire any ownership interests in the Company or (ii) securities, instruments or obligations that are or may become convertible or exchangeable into ownership interests or other securities or registered capital of the Company. Except as disclosed in Schedule 2.2(b) of the Disclosure Schedule, the Company does not have any obligation (whether written, oral, contingent or otherwise) nor is it otherwise bound to issue any subscription, warrant, option, convertible or exchangeable security or other such right or to issue or distribute to holders of any ownership interests or other Company Securities or any evidences of indebtedness or assets of the Company. Except as disclosed in Schedule 2.2(b) of the Disclosure Schedule, the Company does not have any obligation (whether written, oral, contingent or otherwise) to purchase, redeem or otherwise acquire any ownership interests in the Company or other Company Securities or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as disclosed in Schedule 2.2(b) of the Disclosure Schedule, the Company has not made or delivered any oral or written communications to the employees or contractors of the Company with respect to any payment arising out of the transactions contemplated by this Agreement. Except as disclosed in Schedule 2.2(b) of the Disclosure Schedule, there are no agreements, written or oral, between the Company and any holder of its securities or others, or among any holders of its securities, relating to the acquisition (including rights of first refusal, first offer, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act of 1933, as amended (the “Securities Act”), or voting of the Company Interests.

(c) Except as disclosed in Schedule 2.2(c) of the Disclosure Schedule, (i) the Company has never issued any options (including commitments to grant options) or other equity awards, whether vested or unvested, to acquire Company Interests (“Company Options”), (ii) the Company does not maintain, and the Company has never maintained any option plans or other equity compensation related plans or arrangements, and (iii) the Company has never issued any warrants or other rights to acquire Company Interests or any other interests or securities of the Company (whether or not exercisable or vested).

(d) The Company has no Subsidiaries and has never had any Subsidiaries, and the Company does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any corporation, partnership, joint venture or other business association or entity.

(e) The consideration which the Selling Members will be entitled to receive as to the Company Interests pursuant to this Agreement conforms to the Company Organizational Documents and the Selling Members shall not be entitled to receive pursuant to the Company Organizational Documents any different or additional amount with respect to Company Interests held by the Selling Members.

(f) The Selling Members are the record and beneficial owner of all of the Company Interests and such Company Interests are not subject to any Encumbrances or, to any rights of first refusal of any kind, and the Selling Members has not granted any rights to purchase such Company Interests to any other Person. The Selling Members have the sole right to transfer such Company Interests to Purchaser. The Company Interests constitute all of the membership interests in the Company owned, beneficially or of record, by the Selling Members, and the Selling Members has no (i) subscriptions, warrants, options, convertible or exchangeable securities or other rights (contingent or otherwise) to purchase or acquire any ownership interests of the Company or (ii) securities, instruments or obligations that are or may become convertible or exchangeable into ownership interests of the Company or other securities or registered capital of the Company. At the Closing, pursuant to Section 1.2, Purchaser will receive good title to such Company Interests, free and clear of all Encumbrances.

2.3 Authority. Each of the Company and the Selling Members has all necessary corporate power and authority and legal capacity to execute and deliver this Agreement and the other Company Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The (i) execution, delivery, and performance by the Company of this Agreement and the other Company Documents and (ii) the consummation by the Company of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of the Company. This Agreement has been, and each of the other Company Documents has been (or will be) duly and validly executed and delivered by the Company or the Selling Members, as applicable, and, assuming the due authorization, execution and delivery by Purchaser, constitutes (or will constitute) a legal, valid and binding obligation of the Company and the Selling Members, enforceable against the Company and the Selling Members, in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles. The managers and the members of the Company have unanimously approved this Agreement and the transactions contemplated hereby and thereby, and no other limited liability company proceedings on the part of the Company are necessary to adopt or authorize this Agreement, or any certificate or other instrument required to be executed and delivered by the Company pursuant hereto or to consummate the transactions contemplated hereby or thereby. None of such actions by the managers and members of the Company has been amended, rescinded or modified.

2.4 No Conflicts.

(a) The execution and delivery of this Agreement and the other Company Documents, compliance with the provisions of this Agreement and the other Company Documents by the Company and the Selling Members, as applicable, and the consummation of the transactions contemplated hereby and thereby, will not (a) conflict with or violate the Company Organizational Documents, (b) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which the Company is entitled under, (1) any Contract (other than a Material Contract), Permit, Security Interest or other interest to which the Company is a party or by which the Company is bound or to which the Company’s assets are subject, or (2) any Material Contract, (c) result in the creation or imposition of any Security Interest upon any assets of the Company, or (d) violate any Legal Requirements applicable to the Company or the Selling Members or any of their respective properties or assets.

(b) The execution and delivery by the Selling Members of this Agreement and the other Company Documents and the consummation of the transactions contemplated hereby and thereby will not conflict with (i) any material mortgage, indenture, lease, contract or other material agreement, instrument, permit, concession, franchise or license to which the Selling Members or any of their properties or assets is subject, or (ii) any Legal Requirement applicable to the Selling Members or any of their properties or assets.

(c) Schedule 2.4(c) of the Disclosure Schedule sets forth all necessary notices, consents, waivers and approvals as are required under any Contracts in connection with the Membership Interest Purchase, or for any such Contract to remain in full force and effect without limitation, modification or alteration as of the Closing Date. Except as disclosed in Schedule 2.4(c) of the Disclosure Schedule, immediately following the Closing Date, the Company will be permitted to exercise all of its rights under its Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or would otherwise be required to pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred.

2.5 Governmental Filings and Consents. No consent, approval, order or authorization of, or registration, declaration or filing with (together, the “Consents”), any Governmental Authority is required on the part of the Company or the Selling Members in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company and would not prevent, materially alter or materially delay the consummation of the transactions contemplated by this Agreement.

2.6 Financial Statements.

(a) Attached as Schedule 2.6(a) of the Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (i) the unaudited balance sheet (the “Balance Sheet”) and the related statement of income for the six (6) month period ended June 30, 2013 (collectively, the “2013 Financial Statements”), (ii) the unaudited balance sheet as of December 31, 2012, and the related statement of income and members’ equity and statement of cash flows for the year then ended, (iii) the unaudited balance sheet as of December 31, 2011 and the related statement of income and members’ equity and statement of cash flows for the year then ended, and (iv) the unaudited balance sheet as of December 31, 2010 and the related statement of income and members’ equity and statement of cash flows for the year then ended.

(b) The Financial Statements (i) are derived from and are in accordance with the books and records of the Company, (ii) have been prepared in accordance with the Company’s standard accounting practices (except for the absence of footnotes and subject to normal recurring year-end audit adjustments, none of which adjustments individually or in the aggregate will be material in amount and further subject to interim adjustments to prior purchase accounting estimates, and except as disclosed in Schedule 2.6(b) of the Disclosure Schedule) on an accrual basis applied on a consistent basis throughout the periods indicated and consistent with each other except as may be indicated in the footnotes thereto, and (iii) fairly present in all material respects the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject to normal recurring year-end audit adjustments, none of which adjustments individually or in the aggregate will be material in amount and further subject to interim adjustments to prior purchase accounting estimates).

(c) None of the Company or any of the Selling Members has identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the Financial Statements. To the Company’s Knowledge, there have been no instances of fraud by the Company that occurred during any period covered by the Financial Statements.

(d) All of the notes and accounts receivable of the Company arose in the ordinary course of business and consistent with past practices and are carried at values determined in accordance with GAAP consistently applied. The notes and accounts receivable of the Company are not subject to any set off or counterclaim, other than any amount for which a reserve has been established consistent with past practices and calculated in accordance with GAAP (as shown on the Balance Sheet or, for receivables arising subsequent to the Balance Sheet Date, as reflected on the books and records of the Company (which receivables are recorded in accordance with GAAP consistently applied)). No notes or accounts receivable of the Company represents an obligation for goods sold on consignment, on approval or on a sale-or-return basis or is subject to any other repurchase or return arrangement. Except as set forth in Schedule 2.6(d) of the Disclosure Schedule, no Person has any Encumbrance (other than Permitted Encumbrances) on any notes or accounts receivable of the Company and, to the Company’s Knowledge, no request or agreement for deduction or discount has been made with respect to any notes or accounts receivable of the Company which are not reflected in the Financial Statements. Schedule 2.6(d) of the Disclosure Schedule sets forth a true and correct list of any receivables which have been deemed uncollectible and are not reflected in the Balance Sheet.

(e) Schedule 2.6(e)(i) of the Disclosure Schedule sets forth the Net Working Capital as of December 31, 2012 and Schedule 2.6(e)(ii) of the Disclosure Schedule sets forth the Net Working Capital as of July 31, 2013.

2.7 Substantial Customers and Suppliers.

(a) Schedule 2.7(a) of the Disclosure Schedule lists the twenty (20) largest customers of the Company on the basis of revenues (including the respective revenues of such customers) for (i) the seven (7) month period ending on July 31, 2013, (ii) the twelve (12) month period ending on December 31, 2012, (iii) the twelve (12) month period ending on December 31, 2011, and (iv) the twelve (12) month period ending on December 31, 2010.

(b) No such customer listed in Schedule 2.7(a) of the Disclosure Schedule has (i) ceased or materially reduced its purchases from or sales or provision of services to the Company since the beginning of the twelve (12) month period ending on the date of the Balance Sheet, (ii) to the Knowledge of the Company, threatened to cease or materially reduce such purchases or sales or provision of services, or (iii) to the Knowledge of the Company, been threatened with bankruptcy or insolvency.

2.8 Absence of Changes. Since the date of the Balance Sheet, (a) the business of the Company has been conducted in the usual, regular and ordinary course of business consistent with past practice; (b) no Company Material Adverse Effect has occurred; (c) there has been no acceleration or delay, except in the ordinary course of business, in (i) the payment of accounts payable, accrued expenses or other Liabilities, or (ii) in the collection of notes or accounts receivable, and (d) there has not been any action or event, nor any authorization, commitment or agreement by the Company with respect to any action or event that, if taken or if occurred after the date of this Agreement, would be prohibited by Section 4.1, without regard to anything disclosed in Schedule 4.1 of the Disclosure Schedule.

2.9 Absence of Undisclosed Liabilities. The Company does not have any Indebtedness or other Liability (whether known, unknown, mature, unmature, absolute or contingent), except for Liabilities (a) shown on the Balance Sheet, including proper accrual for bonuses and commissions; (b) which have arisen since the date of the Balance Sheet in the ordinary course of business and consistent with past practice, and which are not in excess of $10,000, individually or $20,000 in the aggregate; (c) incurred pursuant to or in connection with this Agreement and the transactions contemplated hereby; and (d) set forth in Schedule 2.9(i) of the Disclosure Schedule. Schedule 2.9(ii) of the Disclosure Schedule sets forth all Company Indebtedness as of the date hereof. Except for Liabilities reflected in the Financial Statements, the Company does not have any off-balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company. All reserves that are set forth in or reflected in the Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. Neither the Company nor, to the Company’s Knowledge, any current or former employee, officer, manager, consultant or member of the Company has identified or been made aware of any fraud that involves the Company’s management or any other current or former employees, officers, managers or consultants who have a role in the preparation of financial statements or the internal accounting controls, if any, utilized by the Company, or any claim or allegation regarding any of the foregoing.

2.10 Taxes. Except as set forth on Schedule 2.10 of the Disclosure Schedule:

(a) (i) All Tax Returns required to be filed by or on behalf of the Company have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are accurate, complete and correct in all material respects; and (ii) all Taxes payable by or on behalf of the Company (whether or not shown on a Tax Return) have been fully and timely paid. With respect to any period for which such Tax Returns have not yet been filed or for which such Taxes are not yet due or owing, the Company has made due and sufficient accruals for such Taxes on the Balance Sheet. All required estimated Tax payments have been timely made by or on behalf of the Company.

(b) As of the date of the Balance Sheet, the Company does not have any Liability for unpaid Taxes, except to the extent adequate accruals have been established on the Balance Sheet. Since the date of the Balance Sheet, the Company has not incurred any Liability for Taxes except in the ordinary course of business and consistent with past practice. The Company will establish, in the ordinary course of business and consistent with past practice, appropriate accruals for the payment of Taxes due and payable by the Company for the period from January 1, 2013 through the Effective Time (except as such accrual may be property adjusted after the Closing in accordance with Section 1.3 hereof.

(c) The Company has complied in all material respects with all applicable Legal Requirements relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts so withheld.

(d) The Company has Delivered to Purchaser copies of (i) all Tax Returns of or including the Company for all Tax periods of the Company since 2009, and (ii) any audit, report or other similar correspondence issued relating to Taxes of the Company for all such Tax periods that resulted in an adjustment of $5,000 or greater.

(e) No claim has been made by a Taxing Authority in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to Taxation in that jurisdiction, and to the Company’s Knowledge, there is no jurisdiction in which such claim could be reasonably made.

(f) No income or other material Tax Return of the Company has ever been audited by the Internal Revenue Service or any other Taxing Authority, no such audit is in progress and the Company has not been notified of any request for such an audit or other examination. The Company is not currently delinquent in the payment of any Tax, nor have any deficiencies for any Tax been threatened, claimed, proposed or assessed against the Company which have not been settled or paid. No issue has been raised by any Taxing Authority in any prior examination of the Company that, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent Tax period. No adjustment relating to any Tax Returns filed by the Company has been proposed by a Taxing Authority to the Company (or any representative thereof). There is not in effect any waiver by the Company of any statute of limitations with respect to any Taxes.

(g) The Company (including any other Person on its behalf) (i) has not agreed to, is not required to and has not made any application requesting permission to make, and has not made any adjustment pursuant to Section 481(a) of the Code or any similar provision of Tax Law, (ii) has not entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law with respect to the Company, and (iii) has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed, or granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid. The Company will not be required to include any income or gain or exclude any deduction or loss from income for any taxable period or portion thereof after the Effective Time as a result of any installment sale or open transaction disposition consummated before the Effective Time or prepaid amount received before the Effective Time.

(h) The Company is not subject to any private letter ruling of the Internal Revenue Service or comparable rulings of any Taxing Authority.

(i) The Company has never been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(j) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(k) The Company has adequately disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(l) The Company has not consummated or participated in, and the Company is not currently participating in, any transaction which was or is a “tax shelter” as defined in Section 6662 or former Section 6111 of the Code or the Treasury Regulations promulgated thereunder (or any comparable provision of state, local or foreign Tax Law). The Company has not participated in, and the Company is not currently participating in, a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), including any transaction that is the same or substantially similar to one or more of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law (or any comparable provision of state, local or foreign Tax Law).

(m) The Company has not made or filed an election under Section 108, Section 441 or Section 1017 of the Code.

(n) The Company is, and at all times since its inception has been, treated as a partnership for Tax purposes, and has never filed an election to be treated as an association taxable as a corporation.

2.11 Property. Except as disclosed in Schedule 2.11 of the Disclosure Schedule, the Company does not currently own or lease and has never owned or leased any real property. The Company has good and indefeasible title to all properties and assets (whether real or personal) necessary to conduct all of the businesses and operations of the Company as currently conducted, including all tangible properties and assets reflected on the Balance Sheet or acquired after the date of the Balance Sheet, and none of such properties or assets is subject to any Security Interest or other Encumbrance (other than Permitted Encumbrances). The personal property owned by the Company is in good operating condition and repair, reasonable wear and tear excepted, are free from any material defects, and are suitable for the uses for which they are being used in all material respects.

2.12 Contracts. Other than as disclosed on Schedule 2.12(1), the Company is not a party to, subject to or otherwise bound by:

(a) any Contract or series of related Contracts which requires aggregate future expenditures by the Company in excess of $10,000 or which might result in payments by or to the Company in excess of $10,000;

(b) any Contract for the purchase of equipment in excess of $10,000;

(c) any Contract that expires more than one year after the date of this Agreement;

(d) any Contract (other than a Contract entered into in the ordinary course of business and consistent with past practice) with support or indemnification obligations that cannot be terminated with not more than ninety (90) days notice without penalty;

(e) any distributor, reseller or similar Contract under which the Company does not have the right to terminate without penalty on less than 90 days notice;

(f) any Contract with any current or former member, employee, officer or manager of the Company, or any “affiliate” or “associate” of such Persons (as such terms are defined in the rules and regulations promulgated under the Securities Act) (any of the foregoing, a “Related Party”), including any Contract providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to, or from, any Related Party;

(g) any Contract limiting the freedom of the Company to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Technology or Intellectual Property Rights, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(h) any agreement, contract or commitment by the Company to license to any third party the right to manufacture or reproduce any product, service or technology of the Company or any agreement, contract or commitment by any Person to the Company to sell or distribute any products, service or technology of the Company;

(i) any agreement relating to the licensing of source code for the Company’s products;

(j) any trust, loan agreement, indenture, note, bond, debenture or other document or Contract evidencing Indebtedness to any Person, any capitalized lease obligation, any commitment to provide any of the foregoing, or any agreement of guaranty, indemnification or other similar commitment with respect to the obligations or Liabilities of any other Person;

(k) any Company Government Contract or Company Government Subcontract;

(l) any Contract for the disposition of any material portion of the assets or business (whether by merger, sale of stock, sale of assets or otherwise) of the Company;

(m) any Contract for the acquisition of the business or capital stock of another party (whether by merger, sale of stock, sale of assets or otherwise);

(n) any Contract concerning a joint venture, joint development or other similar arrangement with one or more Persons;

(o) any agreement pursuant to which the Company is obligated to provide maintenance, support or training for its products, other than in the ordinary course of business;

(p) any hedging, futures, options or other derivative Contract;

(q) any Contract to grant any severance or termination pay or benefits (in cash or otherwise) to any employee, individual consultant, or any contractor, consulting or sales agreement, contract, or commitment with a firm or other organization;

(r) any Contract (including any Company Employee Plan), any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or in connection with additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(s) any Contract for the employment of any manager, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company that is not immediately terminable at-will by the Company without cost, Liability or post-termination benefits (other than continuation coverage required by law), including any Contract requiring the Company to make a payment to any manager, officer, employee or consultant on account of the Membership Interest Purchase, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(t) any Contract under which the Company provides any consulting, software implementation, deployment, development services or support services with payments to the Company in excess of $10,000;

(u) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(v) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company, in connection with this Agreement and the transactions contemplated hereby;

(w) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into with customers and distributors in the ordinary course of business pursuant to the Company’s standard form (a copy of which has been Delivered to Purchaser);

(x) any settlement agreement;

(y) any real property lease; or

(z) any other Contract not listed in Section 2.12(a) through Section 2.12(y), inclusive, that is otherwise material to the business of the Company.

Accurate, complete and correct copies of each of the Material Contracts (including all amendments thereto) have been Delivered to Purchaser. Each Contract set forth in Schedule 2.12(1) or any other Schedule of the Disclosure Schedule (or required to be so disclosed therein, whether or not actually disclosed therein) (each, a “Material Contract” and collectively the “Material Contracts”) is a valid and binding agreement of the Company and is in full force and effect in accordance with its terms. Except as set forth in
2.12(2) of the Disclosure Schedule, the Company is not in material default or breach under the terms of any of the Material Contracts (a “default” being defined for purposes hereof as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default or right of termination), nor will the consummation of the transactions contemplated by this Agreement give rise to any such material default or breach, and (i) to the Company’s Knowledge no other party to any such Material Contracts is in material default or breach of such Material Contracts, and (ii) no event has occurred that with notice or the passage of time would constitute a material default or breach thereunder by the Company or would permit the modification or premature termination of any such Material Contracts by any other party thereto.

2.13 Benefit Plans.

(a) Schedule 2.13(a) sets forth a complete and accurate list of each plan, program, policy, practice, contract, agreement, or other arrangement providing for retirement, fringe benefit, vacation, cafeteria benefit, health or welfare benefit, dependent care, stock, option, bonus, or other incentive plan, supplemental retirement, deferred compensation, severance, separation, employment, compensation or other benefits which is, maintained, contributed to, or required to be contributed to by the Company or any of its Subsidiaries (whether written or unwritten, insured or self-insured, or for which the Company or any of its Subsidiaries has or may have any Liability or obligation, each, a “Company Employee Plan” or “Plan”) and each Employee Agreement. Notwithstanding any provision of this Agreement to the contrary, a Company Employee Plan or Plan shall not include any plan, program, practice, contract or agreement sponsored or maintained by a professional employer organization (each, a “PEO Plan”), and which is not sponsored or maintained by the Company, with respect to which employees of the Company participate; provided, however, that only that portion of a PEO Plan that is sponsored or maintained by the Company, and with respect to which employees of the Company participate, shall be considered a Company Employee Plan or Plan.

(b) The Company has delivered to Purchaser complete and accurate copies of (i) each written Company Employee Plan and Employee Agreement including all amendments thereto, (ii) the most recent annual report on Form 5500 required to have been filed with the IRS, and with respect to which the filing deadline, after giving effect to any applicable extension has not passed, for each Company Employee Plan that is not a PEO Plan; (iii) the most recent determination letter, if any, from the IRS for any Company Employee Plan that is intended to qualify under Section 401(a) of the Code; (iv) the summary plan description for each Company

Employee Plan, other than a PEO Plan, with respect to which Section 102 of ERISA applies, or a written description of the terms of any Company Employee Plan, other than a PEO Plan, that is not in writing or not subject to Section 102 of ERISA; (v) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements, to the extent applicable, for each Company Employee Plan that is not a PEO Plan; (vi) any written notices to or from the IRS or U.S. Department of Labor relating to any material compliance issues in respect of any such Company Employee Plan.

(c) Except as set forth in Section 2.13(b), none of the Company Employee Plans is an “employee welfare benefit plan” or “employee pension benefit plan” within the meaning of Section 3 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(d) No persons or entities are or have ever been under common control with the Company or any Subsidiary of the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder (an “ERISA Affiliate”).

(e) None of the Company Employee Plans or Employee Agreements promises or provides retiree medical or other retiree welfare benefits to any person, other than benefits required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or any similar state, local or foreign law. The Company does not and has never maintained, established, sponsored, participated in, contributed to, or required to contribute to any pension plan which is subject to Section 412 of the Code.

(f) Each Company Employee Plan has been administered in accordance with its terms and in material compliance with the requirements prescribed by any and all applicable statutes, rules and regulations (including, without limitation, ERISA and the Code) and the Company has performed all material obligations required to be performed by it under, is not in default under or violation of and has no knowledge of any material default or violation by any other party to, any of the Plans.

(g) Any Company Employee Plan intended to be qualified under Section 401(a) of the Code (i) has either applied for, prior to the expiration of the requisite period under currently applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS, or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with currently applicable legislation. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status.

(h) The execution of this Agreement and consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or Employee Agreement that will result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefit or obligation to fund benefits with respect to any employee or consultant of the Company.

(i) Each Company “nonqualified deferred compensation plan” subject to Section 409A of the Code has complied with the documentary and operational requirements of Section 409A of the Code. The Company has no obligation to reimburse any employee for taxes under Section 409A of the Code.

(j) Neither the Company, nor to the Knowledge of the Company, any of its directors, officers, employees or agents has, with respect to any Company Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code, in each case applicable to the Company or any Company Employee Plan or for which the Company has any indemnification obligation.

(k) All required Company and Company employee contributions, premiums and other payments required to be made with respect to any Company Employee Plan have been timely made, accrued or reserved for.

2.14 Intellectual Property.

Schedule 2.14 of the Disclosure Schedule is a complete and accurate list of (i) all Company Registered Intellectual Property Rights, (ii) all unregistered copyrights in computer software that are included in the Company Intellectual Property owned by the Company, and (iii) all unregistered Trademarks included within the Company Intellectual Property owned by the Company. For each of the foregoing, the listing shall include (w) the respective application or serial number (if applicable), (x) the date of any such application and registration, the jurisdiction(s) in which each such right either exists or, for registrations and applications thereto, has been registered or applied for, (y) an identification of whether the right is solely owned by, jointly owned by, or exclusively licensed, and (z) a brief summary of any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related thereto.

(a) Except as set forth in Schedule 2.14(a) of the Disclosure Schedule, each item of Company Registered Intellectual Property Rights is valid and subsisting, and all necessary fees, including without limitation all registration, maintenance, issuance and renewal fees, in connection with such Company Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property Rights. There are no actions that must be taken by the Company or any of its Subsidiaries within one hundred twenty (120) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights. To Company’s Knowledge, no third party is in breach of any non-disclosure agreement signed with Company or any Subsidiary or of any confidentiality terms of any agreement signed with Company or any Subsidiary. In each case in which the Company or its Subsidiary has acquired from any Person any Technology or Intellectual Property Right, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer the Technology and all rights in such Technology including all associated Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to the Company or a Subsidiary. To the maximum extent provided for by, and in accordance with, applicable laws and regulations, the Company and its Subsidiaries have recorded each such assignment of a Registered Intellectual Property Right assigned to the Company or a Subsidiary of the Company with the relevant Governmental Entity, including the PTO, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. Neither the Company nor any Subsidiary of the Company has claimed a particular status, including “Small Business Status,” in the application for any Intellectual Property Rights, which claim of status was not at the time made, or which has since become, inaccurate or false or that will no longer be true and accurate as a result of the Closing.

(b) Except as disclosed in Schedule 2.14(b) of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company has any Knowledge of any facts or circumstances that could reasonably expected to render any Company Intellectual Property invalid or unenforceable. Neither the Company nor any Subsidiary of the Company has any Knowledge of any information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of

Company Registered Intellectual Property Rights invalid or unenforceable, or would adversely affect any pending application for any Company Registered Intellectual Property Right, and neither Company nor any Subsidiary of the Company has misrepresented, or failed to disclose, and has no Knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for any Company Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property Right.

(c) Except as disclosed in Schedule 2.14(c) of the Disclosure Schedule, each item of Company Intellectual Property is free and clear of any Encumbrances (other than Permitted Encumbrances).

(d) Except as disclosed in the Schedule 2.14(d), all Company Intellectual Property are and will be immediately after the Closing fully transferable, alienable or licensable by the Company without restriction and without payment of any kind to any third party.

(e) To the extent that any Technology which is owned, possessed, used or controlled by Company or any of its Subsidiaries has been developed or created by a third party, the Company or its Subsidiary has a written agreement with such third party with respect thereto, and Company or its Subsidiary either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property Rights in, such Technology by operation of law or by valid assignment or license.

(f) With the exception of “shrink-wrap” or similar widely-available commercial end-user licenses, (A) all Technology used in or necessary to the conduct of the Company’s and its Subsidiaries’ business as presently conducted was written and created solely by either (i) employees of the Company or its Subsidiaries acting within the scope of their employment, or (ii) by third parties who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, or otherwise granted valid licenses with respect to such rights, to the Company or a Subsidiary, (B) no third party shares ownership of any Intellectual Property Rights that are Company Intellectual Property owned by the Company, and (C) with respect to Company Intellectual Property licensed to the Company on an exclusive basis, to the Company’s Knowledge, no third party shares any license rights to such Company Intellectual Property exclusively licensed to the Company (other than rights of the licensor which granted such license to the Company).

(g) The Company and each Subsidiary of the Company has, and enforces, a policy requiring each employee, consultant and contractor to execute a proprietary information, confidentiality and assignment agreement, substantially in the form attached hereto as Schedule 2.14(g), and all current and former employees, consultants and contractors of Company and its Subsidiaries have executed such an agreement. No such person has excluded any of his or her prior inventions pursuant to such agreements.

(h) The Company and its Subsidiaries have taken all commercially reasonable steps required to protect the Company’s and its Subsidiaries’ rights in confidential information and Trade Secrets of the Company or its Subsidiaries or provided by any other Person to the Company or its Subsidiaries.

(i) No Person who has licensed Technology or Intellectual Property Rights to the Company or one of its Subsidiaries has ownership rights or license rights to improvements made by the Company or one of its Subsidiaries in such Technology or Intellectual Property Rights.

(j) Except as disclosed in Schedule 2.14(j) of the Disclosure Schedule, neither the Company nor any Subsidiary has transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Right that is or was Company Intellectual Property, to any other Person.

(k) Other than inbound “shrink-wrap” and similar publicly available commercial binary code end-user licenses and outbound “shrink-wrap” licenses in the form set forth on Schedule 2.14(k) of the Disclosure Schedule, the contracts, licenses and agreements listed in Schedule 2.14(k) lists all contracts, licenses and agreements to which the Company or any Subsidiary of the Company is a party with respect to any Technology or Intellectual Property Rights. Neither the Company nor any Subsidiary of the Company is in material breach of nor has the Company or any Subsidiary of the Company failed to perform under in any material respect, any of the foregoing contracts, licenses or agreements and, to the Company’s Knowledge, no other party to any such contract, license or agreement is in material breach thereof or has failed to perform in any material respect thereunder.

(l) Schedule 2.14(l) of the Disclosure Schedule lists all material contracts, licenses and agreements between the Company or a Subsidiary of the Company on the one hand and any other Person on the other hand wherein or whereby the Company or a Subsidiary of the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation of the Intellectual Property Rights of any Person.

(m) To the Knowledge of the Company, there are no contracts, licenses or agreements between the Company or a Subsidiary of the Company on the one hand and any other Person on the other hand with respect to the Company Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by the Company or a Subsidiary of the Company thereunder.

(n) Except as disclosed in Schedule 2.14(n) of the Disclosure Schedule, the operation of the business of the Company and its Subsidiaries as it currently is conducted, including but not limited to the design, development, use, disclosure, import, branding, advertising, promotion, marketing, license, manufacture, sale and distribution of the products, or services or other Technology of the Company or any Subsidiary of the Company (including such Technology currently under development), does not infringe or misappropriate any Intellectual Property Right of any Person, violate any right of any Person (including any right to privacy or publicity) or constitute unfair competition or unfair trade practices under the laws of any jurisdiction, and neither the Company nor any of its Subsidiaries has received written notice from any Person claiming that such operation or any act, product, or service or other Technology of the Company or any of its Subsidiaries (including such Technology currently under development) infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction, nor does the Company or any Subsidiary of the Company have Knowledge of any basis therefor.

(o) To the Company’s Knowledge, no Person is infringing or misappropriating any Company Intellectual Property.

(p) No Company Intellectual Property is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or a Subsidiary of the Company or may affect the validity, use or enforceability of such Company Intellectual Property.

(q) No (i) product, technology, service or publication of the Company or a Subsidiary of the Company, (ii) material published or distributed by the Company or a Subsidiary of the Company or (iii) conduct or statement of the Company or a Subsidiary of the Company constitutes obscene material, a defamatory statement or material, false advertising or otherwise violates in any material respect any law or regulation.

(r) The Company Intellectual Property (together with inbound “shrink-wrap” and similar publicly available commercial binary code end-user licenses and outbound “shrink-wrap” licenses listed in Schedule 2.14(k) of the Disclosure Schedule) constitutes all the Technology and Intellectual Property Rights used in and/or necessary to the conduct of the business of the Company and its Subsidiaries as it currently is conducted, and, to the Knowledge of the Company, as it is currently planned or contemplated to be conducted by the Company and its Subsidiaries, including, without limitation, the design, development, manufacture, use, disclosure, import, branding, advertising, promotion, marketing, sale, license and distribution of products or other Technology of the Company and its Subsidiaries, including performance of services (including such Technology currently under development).

(s) Except as disclosed in Schedule 2.14(s), neither this Agreement nor the transactions contemplated by this Agreement will result in (i) any third party being granted rights or access to, or the placement in or release from escrow, of any Company Intellectual Property, (ii) the Company granting to any third party any right, title or interest to or with respect to any Intellectual Property Rights owned by, or licensed to, Company pursuant to any agreement to which the Company or a Subsidiary of the Company is a party or by which it is bound, (iii) the Company being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, (iv) any restriction on the ability of the Company to share information relating to its ongoing business or operations, or (v) the Company being obligated to pay any royalties, fees, honoraria or other amounts to any third party in excess of those payable by Company or a Subsidiary of the Company prior to the Closing Date pursuant to agreements to which the Company or a Subsidiary of the Company is a party or by which it is bound.

(t) Schedule 2.14(t) of the Disclosure Schedule contains a true and complete list of all of the software programs included in or developed for inclusion in the Company’s or its Subsidiary’s products by the Company or its Subsidiary or any third party (including all software programs embedded or incorporated in the Company’s or its Subsidiary’s products) (the “Company Software Programs”). Except as listed in Schedule 2.14(t) of the Disclosure Schedule, the Company Software Programs do not contain any third party software or Public Software. The list in Schedule 2.14(t) of the Disclosure Schedule contains (i) the name of the Public Software, (ii) the license name and version pursuant to which the Company or its Subsidiary has received a license to such Public Software, (iii) a link to the location from which such Public Software was accessed and downloaded, (iv) a statement of whether such Public Software is dynamically or statically linked to any of the Company’s proprietary code, (v) a statement of whether such Public Software has been modified for use in the Company’s products, (vi) a statement of whether such Public Software is distributed by the Company, and (vii) a short statement regarding how the Public Software is being used by the Company or its Subsidiary in the Company or Subsidiary’s product. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (1) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (2) the Artistic License (e.g., PERL); (3) the Mozilla Public License; (4) the Netscape Public License; (5) the Sun Community Source License (SCSL); (6) the Sun Industry Standards License (SISL); (7) the BSD License; and (8) the Apache License.

(u) Each of the Company and its Subsidiaries employs commercially reasonable measures to ensure that the Company Software Programs do not contain any viruses. For the purposes of this Agreement, “virus” means any computer code intentionally designed to disrupt, disable, or harm in any manner the operation of any software or hardware or to allow a third party to have access to the user’s computer or network without such user’s authority.

(v) All data which has been collected, stored, maintained or otherwise used by the Company and its Subsidiaries has been collected, stored, maintained and used in accordance with all applicable U.S. and foreign laws, rules, regulations, guidelines, contracts, and industry standards. Neither the Company nor its Subsidiary has received any written notice of noncompliance with applicable data protection laws, rules, regulations, guidelines or industry standards. The Company and its Subsidiaries have made all registrations that the Company and its Subsidiaries are required to have made in relation to the processing of data, and are in good standing with respect to such registrations, with all fees due within ninety (90) days of the date hereof duly made. The Company’s and its Subsidiaries’ practices are, and have always been, in compliance with (i) their then-current privacy policy, including the privacy policy posted on the Company’s and its Subsidiaries’ websites, and (ii) their customers’ privacy policies, when required to do so by contract. The Company and its subsidiaries have implemented and maintained appropriate and reasonable measures to protect and maintain the confidential nature of any personal information. The Company and its subsidiaries have adequate technological and procedural measures in place to protect personal information collected by Company or a Subsidiary of the Company against loss, theft and unauthorized access or disclosure. The Company and its Subsidiaries have the full power and authority to transfer any and all rights in any individual’s personal information in the Company’s and its subsidiaries’ possession or control to Purchaser. Neither the Company nor any Subsidiary of the Company is subject to any obligation that would prevent the Company from using the personal information in a manner consistent with any law or industry standard regarding the collection, retention, use, or disclosure of such information.

2.15 Government Funding; Government Contracts.

(a) The Company has not applied for or received any financial assistance from any supranational, national, local or foreign authority or government agency.

(b) Neither the Company, nor to the Knowledge of the Company, any of its managers, officers or employees is, or within the past three years has been, to the Knowledge of the Company (i) under any material administrative, civil or criminal investigation, audit, indictment or information by any Governmental Authority, (ii) the subject of any material audit or investigation by the Company or any Company Subsidiary, in each case, with respect to any alleged violation of any Legal Requirement or Contract arising under or relating to any Contract between the Company, on the one hand, and any Governmental Authority, on the other hand, including any facilities Contract for the use of government-owned facilities (each such Contract, a “Company Government Contract”) or each Contract between the Company, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Authority, (each such Contract, a “Company Government Subcontract”) or (iii) debarred or suspended, or proposed for debarment or suspension, or received notice of actual or proposed debarment or suspension (or for purposes of this clause (iii), in the case of Contracts governed by Legal Requirements other than the state or federal Legal Requirements of the United States, the functional equivalents thereof, if any), from participation in the award of any Contract with any Governmental Authority. There exist no facts or circumstances that, to the Knowledge of the Company, would warrant the institution of suspension or debarment proceedings or a finding of nonresponsibility or ineligibility with respect to the Company, any Company Subsidiary or any of their respective directors, officers or managers, in any such case, for purposes of doing business with any Governmental Authority.

2.16 Insurance. Schedule 2.16(a) of the Disclosure Schedule contains a complete and correct list as of the date hereof of all insurance policies maintained by or on behalf of the Company. Such list includes information regarding the type of policy, form of coverage, policy number and insurer, coverage dates, named insured(s) and limits of liability. Accurate, complete and correct copies of each listed policy have been Delivered to Purchaser. Such policies are in full force and effect and the Company has complied in all material respects with the provisions of such policies. There is no claim by the Company pending under any of such insurance policies as to which coverage has been questioned, denied or disputed in writing by the underwriters of such policies or bonds. The Company has not received written notice or, to the Company’s Knowledge, any other form of notice of any threatened termination of, or any premium increase with respect to, any of such insurance policies.

2.17 Personnel.

(a) The Company is in compliance in all material respects with all Legal Requirements respecting employment, discrimination in employment, employment practices, tax withholding, equal employment, terms and conditions of employment, meal and rest periods, immigration status, leaves of absence, employee privacy, worker classification (including the proper classification of workers as independent contractors and consultants), wages (including overtime wages), compensation and hours of work, and occupational safety and health and employment practices. The Company has not engaged any employee whose employment would require special licenses or permits. The Company has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has paid in full to all Employees all wages, salaries, commissions, bonuses (other than those payable under the Comsci, LLC 2012 Key Employee Equity Participation Plan, which shall be paid in accordance with the terms thereof at Closing), benefits and other compensation due to or on behalf of such Employees, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of the Company, threatened or reasonably anticipated, against the Company or any of its Employees relating to any employment matters between the Company and its Employees, including any Employee Agreement. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated, claims or actions against Company under any worker’s compensation policy or long-term disability policy. The services provided by each of the Company’s Employees are terminable at the will of the Company and there are no contractual obligations owed by the Company to any such Employees that would be triggered by termination of such at-will employment arrangements.

(b) To the Knowledge of the Company, the Company does not have any liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. There are no unwritten policies or customs that, by extension, could entitle employees of the Company to benefits in addition to those to which they are entitled pursuant to applicable Legal Requirements (including unwritten customs concerning the payment of statutory severance pay when it is not legally required). The Company is not liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(c) The Company has not engaged any consultants, sub-contractors or freelancers who, according to applicable Legal Requirements, would be entitled to the rights of an employee vis-à-vis the Company, including rights to severance pay, vacation, and other employee-related statutory benefits. The Company does not have any obligations under COBRA (or similar Legal Requirement) with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount.

The Company is not a party to a conciliation agreement, consent decree or other agreement or order with any Government Authority. There are no material controversies pending, or to the Knowledge of the Company threatened, between the Company and any of its employees or other service providers, which controversies have or have threatened to result in an action, arbitration, suit, proceeding, claim, arbitration or investigation before any Governmental Authority.

(d) Schedule 2.17(d) of the Disclosure Schedule sets forth an accurate, complete and correct list of all severance Contracts, employment Contracts and Contracts providing for any Change in Control Payment to which the Company is a party or by which the Company is bound. Except for the foregoing, the Company does not have any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which the Company has established a reserve for such amount on the Balance Sheet and (ii) pursuant to Contracts entered into after the date of the Balance Sheet and disclosed on Schedule 2.17(d) of the Disclosure Schedule.

(e) The Company is not a party to or bound by any collective bargaining agreement or other labor union Contract (including any Contract or agreement with any works council, trade union, or other labor-relations entity) with respect to any employee or other service provider, and no such collective bargaining agreement or other labor union Contract is being negotiated by the Company. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any employee or other service provider of the Company. The Company does not have any Knowledge of any activities or proceedings of any labor union with respect to organizing its employees. There is no labor dispute, strike, work stoppage, slowdown, or concerted refusal to work overtime against the Company pending, or to the Knowledge of the Company threatened, which may interfere with the business activities of the Company. The consummation of the transactions contemplated by this Agreement will not entitle any Person (including any works council, trade union or other labor-relations entity) to any payments under any labor agreement, or require the Company to consult with, provide notice to, or obtain the consent or opinion of any union, works council, or similar labor relations entity. Neither the Company, nor to the Knowledge of the Company any of its representatives or employees, has committed any unfair labor practice within the meaning of the National Labor Relations Act in connection with the operation of the business of the Company, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Authority pending or to the Knowledge of the Company threatened.

(f) The Company has Delivered to Purchaser an accurate, complete and correct list of the names, positions and rates of compensation of all current officers, managers, and employees of the Company, showing each such person’s name, position, place of employment, date of hire, annual remuneration (including commission and bonus opportunity), accrued vacation or other paid time off, status as exempt/non-exempt and fringe benefits for the current fiscal year. The Company has no employees performing services outside of the United States.

(g) The Company has Delivered to Purchaser an accurate, complete and correct list of all of its consultants, advisory board members, seconded workers, and independent contractors since January 1, 2008 and for each such Person the initial hire date or date of the engagement, a description of the remuneration arrangements applicable to each, a brief description of the services provided, the specific entity for whom they provide services (if other than the Company), and whether the engagement has been terminated by either party, including the effective date of such termination.

(h) The Company is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past year, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company, and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the date hereof, and there has been no termination which would trigger any notice or other obligations under the WARN Act or similar state, local or foreign law. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(i) There are no election statements under Section 83(b) of the Code that are in the Company’s possession or subject to its control with respect to any unvested securities or other property issued by the Company to any of their respective employees, non-employee managers, consultants and other service providers.

(j) Schedule 2.17(j) of the Disclosure Schedule sets forth an accurate, complete and correct list of all employees of and consultants to the Company with names and titles, as applicable. Such employees of and consultants to are adequate for the conduct of the Company’s business as currently conducted and currently proposed to be conducted.

(k) Except as contemplated herein, the Company has not (i) entered into any arrangements or agreements that obligate or purport to obligate the Company to make an offer of employment to any present or former employee or consultant of the Company or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with the Company following the consummation of the transactions contemplated by this Agreement.

2.18 Litigation. There is no (a) Action pending, or to the Company’s Knowledge, threatened, against or affecting the Company, any of the properties of the Company, or the transactions contemplated hereby, nor to the Knowledge of the Company or the Selling Members is there any reasonable basis therefore, except as set forth in Schedule 2.18 of the Disclosure Schedule, (b) governmental inquiry, audit, investigation, or other proceeding pending, or to the Company’s Knowledge threatened, against or affecting the Company or any of its properties (including any inquiry as to the qualification of the Company to hold or receive any license or Permit), nor to the Knowledge of the Company or any of the Selling Members is there any reasonable basis therefor or (c) to the Company’s Knowledge, any Action pending or threatened against any Related Party or the Selling Members in connection with the business of the Company. The Company is not in default with respect to any order, writ, injunction or decree of any Governmental Authority known to or served upon the Company. There is no action or suit by the Company pending, threatened or contemplated against any other Person. No Governmental Authority has at any time challenged or questioned the legal right of the Company to conduct their respective operations as presently or previously conducted or as currently contemplated to be conducted. There is no action, suit, claim or proceeding of any nature pending or, to the Company’s Knowledge, threatened, against any Person who has a contractual right or a right pursuant to applicable Legal Requirements to indemnification from the Company related to facts and circumstances existing prior to the Effective Time, nor are there, to the Company’s Knowledge, any facts or circumstances that would give rise to such an action, suit, claim or proceeding.

2.19 Environmental Matters.

(a) For all purposes of and under this Agreement, (i) the term “Environmental Laws” shall mean any Legal Requirement (whether domestic or foreign) which prohibits, regulates or controls any Hazardous Substance or any Hazardous Substance Activity; (ii) the term “Hazardous Substance” shall mean any substance, chemical, material, emission, waste or discharge that is designated or regulated as toxic, hazardous, radioactive or a pollutant, or contaminant or is otherwise a danger to health, reproduction and the environment, including without limitation, asbestos-containing materials, petroleum and petroleum products or any fraction thereof; (iii) the term “Hazardous Substance Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, labeling, exposure of others to, sale, or distribution of any Hazardous Substance or any product or waste containing a Hazardous Substance, or product manufactured with Ozone depleting substances; (iv) the term “Environmental Permit” shall mean any approval, authorization, permit, registration, certification, franchise, concession, license, clearance or consent required to be obtained from any private person or any Governmental Authority with respect to a Hazardous Substance Activity which is or was conducted by the Company.

(b) (i) The Company has conducted all Hazardous Substance Activities in compliance with all Environmental Laws in all material respects; (ii) the Company has not received any notice of any noncompliance relating to its past or present operations with Environmental Laws; (iii) no notices, administrative actions or suits are pending, or to the Company’s Knowledge threatened, relating to an actual or alleged violation of any applicable Environmental Law by the Company; (iv) the Hazardous Substance Activities of the Company have not resulted in the exposure of any person to a Hazardous Substance in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person; (v) except in compliance with all Environmental Laws and as would not subject the Company to Liability, no Hazardous Substance is present on or under any real property that the Company owns, leases occupies, or otherwise uses or was present on or under any other real property at the time the Company ceased owning, leasing, occupying, or using such property; (vi) there have been no Hazardous Substances generated by the Company that have been disposed of, or come to rest at, any site that has been included in any published United States federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority within or outside the United States, (vii) there are no aboveground or underground tanks, sumps, asbestos which is friable or likely to become friable, or any polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on any site currently owned, leased or otherwise used by the Company, (viii) Section 2.19(b)(viii) of the Disclosure Schedule accurately describes all of the Environmental Permits currently held by the Company and the listed Environmental Permits are all of the Environmental Permits necessary for the continued conduct of any Hazardous Substance Activity of the Company and all such Environmental Permits are valid and in full force and effect and no circumstances exist which could cause any Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee; (ix) the Company has not entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to Liabilities arising out of any Environmental Law or the Hazardous Substance Activities of the Company, or any other Person; (x) the Company is not aware of any fact or circumstance, which could result in any environmental Liability which could reasonably be expected to result in a Company Material Adverse Effect; and (xi) the Company has Delivered to Purchaser true and correct copies of all material records in the Company’s or its advisors’ possession or control concerning the Hazardous Substance Activities of the Company, any Environmental Permits, any environmental site assessments, any testing or sampling data, and any audits, inspection reports, notices of non-compliance, and correspondence with regulatory agencies.

2.20 Compliance with Laws; Permits.

(a) Without duplication of other representations and warranties under this Article 2 relating to compliance, non-compliance, breach or violation of, or any audit, investigation, proceeding or inquiry with respect to, any Legal Requirement (including without limitation, Sections 2.10, 2.13, 2.15, 2.17 and 2.19), (i) the Company is in compliance with, and has complied with, in all material respects, and as of the date of this Agreement has not received any notices of violation with respect to, any Legal Requirement with respect to the conduct of its business, or the ownership or operation of its business (including the keeping of all required registers and timely filing or delivery of all required documents under the provisions of any applicable Legal Requirement), and (ii) to the Company’s Knowledge, the Company is not under investigation with respect to, has not been threatened to be charged with, and has not been given notice of, any violation of any Legal Requirement.

(b) All material Permits (i) pursuant to which the Company currently operates or holds any interest in its properties, or (ii) which are required for the operation of the business of the Company as currently conducted or the holding of any such interest, have been issued or granted to the Company, and all such material Permits are in full force and effect and constitute all Permits required to permit the Company to operate or conduct its business as it is currently conducted and hold any interest in its properties or assets.

2.21 Encumbrances. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans, claims, charges, restrictions and other Encumbrances, except for Permitted Encumbrances. With respect to the property and assets it leases, the Company is in compliance with such leases and, to the Knowledge of the Company, holds a valid leasehold interest free of any Encumbrances other than those of the lessors of such property or assets. To the Company’s Knowledge, the foregoing property and assets owned or leased by the Company collectively comprise all material property and assets necessary for the Company to conduct its business consistent with the manner such business was conducted during the periods covered by the Financial Statements.

2.22 Brokers and Finders. Except pursuant to that certain letter agreement with Aramar Capital dated as of August 21, 2012 and effective September 4, 2012, all negotiations relating to this Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person acting on behalf of the Company or any of its affiliates in such manner as to give rise to any valid claim against the Company or Purchaser for any investment banker, brokerage or finder’s commission, fee or similar compensation.

2.23 Anti-Takeover Statute Not Applicable. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or anti-takeover provision in the Company Organizational Documents is applicable to the Company, any Company Interests or other Company Securities, this Agreement, or the transactions contemplated by this Agreement.

2.24 Certain Relationships and Related Transactions. To the Knowledge of the Company, none of the officers and managers of the Company, the Selling Members or any of their immediate family members has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for, any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded). Neither the Selling Members or any of their immediate family members nor any officers or managers of the Company, is a party to, or to the Knowledge of the Company otherwise interested in, any Contract to which the Company is a party or by which the Company or any of its assets or properties may be bound or affected, other than normal employment, compensation and stock option and other benefit arrangements for services as an officer, manager or employee thereof. Neither the Selling Members or any of their immediate family members nor, to the Knowledge of the Company, any officers or managers of the Company has any interest in any property, real or personal, tangible or intangible that is used in, or that relates to, the business of the Company, except for the rights of the Selling Members under applicable Legal Requirements.

2.25 Bank Accounts; Powers, etc. Schedule 2.25(a) of the Disclosure Schedule lists each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company has an account or safe deposit box, the balances in such accounts as of the date hereof, and the names and identification of all Persons authorized to draw thereon or to have access thereto. Schedule 2.25(b) of the Disclosure Schedule lists each Person with a company credit card.

2.26 Books and Records.

(a) Without limiting the foregoing, the Company has Delivered to Purchaser accurate, complete and correct copies of: (i) all documents identified on the Disclosure Schedule; (ii) the Company Organizational Documents, as currently in effect; (iii) the minute books containing records of all proceedings, consents, actions and meetings of the managers, committees of the managers and members of the Company; (iv) the ownership interest ledger, journal and other records reflecting all equity issuances and transfers and all option and warrant grants and agreements of the Company; and (v) permits, orders and consents issued by any regulatory agency with respect to the Company, or any securities of the Company, and all applications for such permits, orders and consents.

(b) The minute books of the Company Delivered to Purchaser contain a complete and accurate summary in all material respects of all meetings of managers and members or actions by written consent since the time of incorporation of the Company through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

(c) The books, records and accounts of the Company (i) are accurate, complete and correct in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and properties of the Company, and (iv) accurately and fairly reflect the basis for the Financial Statements.

ARTICLE 2A

REPRESENTATIONS AND WARRANTIES

OF EACH SELLING MEMBER

Each Selling Member severally, and not jointly, hereby represents and warrants to Purchaser and Parent as follows:

2A.1 Accredited Investor. Each Selling Member is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated by the SEC under the Securities Act of 1933, as amended.

2A.2 No Registration. Each Selling Member understands and acknowledges that the issuance by the Purchaser of the Parent Shares will not be registered under the Securities Act by reason of a specific exemption from the registration and prospectus delivery requirements of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of each Selling Member’s representations set forth in this Article 2A.

2A.3 Restricted Securities. Each Selling Member understands and acknowledges that the Parent Shares constitute “restricted stock” and, therefore, such shares may not be sold unless they are registered under the Securities Act or an exemption from the registration and prospectus delivery requirements of the Securities Act is available.

2A.4 Investment Intent. Each Selling Member is acquiring the Parent Shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and that neither Selling Member has any present intention of selling, granting any participation in, or otherwise distributing the same. Each Selling Member further represents that it does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Parent Shares.

2A.5 Speculative Nature of Investment. Without limiting any of the Selling Members’ rights and remedies arising out of or relating to any breach of the Purchaser’s and Parent’s representations, warranties and covenants under this Agreement, (a) each Selling Member understands and acknowledges that the Parent has a limited financial and operating history and that an investment in the Parent is highly speculative and involves substantial risks, and (b) each Selling Member can bear the economic risk of such Selling Member’s investment and is able, without impairing such Selling Member’s financial condition, to hold the Parent Shares for an indefinite period of time and to suffer a complete loss of such Selling Member’s investment.

2A.6 Access to Data. Each Selling Member has had an opportunity to ask questions of, and receive answers from, the officers of the Parent concerning the Parent Shares and the transactions contemplated by this Agreement, as well as the Parent’s business, management and financial affairs, which questions were answered to its satisfaction. Each Selling Member believes that it has received all the information such Selling Member considers necessary or appropriate for deciding to acquire the Purchase Shares pursuant to this Agreement. Each Selling Member understands that any information issued by the Parent was intended to describe certain aspects of the Parent’s business and prospects, but was not necessarily a thorough or exhaustive description. Each Selling Member acknowledges that any business plans prepared by the Parent otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results. Each Selling Member also acknowledges that it is relying solely on its own counsel and not on any statements or representations of the Parent or its agents for legal advice with respect to this investment or the transactions contemplated by the transactions contemplated by the Purchase Agreement. Notwithstanding the foregoing, nothing in this Section 2A.6 shall limit any of the Selling Members’ rights and remedies arising out of or relating to any breach of the Parent’s representations, warranties and covenants under this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

OF PURCHASER AND PARENT

Each of Purchaser and Parent hereby represents and warrants to the Company and each of the Selling Members, as of the date hereof and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for such representations and warranties as are made only as of a specific date, which shall be made only as of such date), as follows:

3.1 Organization and Standing. Each of Purchaser and Parent is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to conduct its business as currently conducted or proposed to be conducted. Each of Purchaser and Parent is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the properties, owned, leased or operated, or the business conducted by it requires such qualification, except for such failures to be so duly qualified and in good standing that would not have a material adverse effect on Purchaser or Parent, as applicable. Purchaser has delivered to the Company and the Selling Members accurate, complete and correct copies of Purchaser’s and Parent’s certificate of incorporation and bylaws, shareholders agreement, voting agreement, investors’ rights agreement, right of first refusal and co-sale agreement and all other similar agreements and organizational documents of Purchaser or Parent as in effect on the date hereof (the “Purchaser Organizational Documents”). The Purchaser Organizational Documents are in full force and effect, and the Purchaser, Parent, and to the Knowledge of Purchaser, no other party, is in violation of any provision of any Purchaser Organizational Document.

3.2 Authority. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and each certificate and other instrument required to be executed and delivered by Purchaser and Parent pursuant hereto, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser and Parent of this Agreement and each certificate and other instrument required to be executed and delivered by Purchaser and Parent, respectively, pursuant hereto and the consummation by Purchaser and Parent of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser and Parent. This Agreement and each certificate and other instrument required to be executed and delivered by Purchaser and Parent pursuant hereto has been (or will be) duly and validly executed and delivered by Purchaser and Parent, and, assuming the due authorization, execution and delivery by the Company and the Selling Members, constitutes (or will constitute) a legal, valid and binding obligation of Purchaser, enforceable against Purchaser and Parent, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles. The board of directors of Parent has unanimously approved this Agreement and the transactions contemplated hereby and thereby, and no other corporate proceedings on the part of Purchaser or Parent are necessary to adopt or authorize this Agreement, or any certificate or other instrument required to be executed and delivered by Purchaser or Parent pursuant hereto or to consummate the transactions contemplated hereby or thereby. None of such actions by the board of directors of Parent has been amended, rescinded or modified.

3.3 No Conflicts. Except as set forth in Schedule 3.3 of the Purchaser Disclosure Schedule, the execution and delivery of this Agreement and each certificate and other instrument required to be executed and delivered by Purchaser or Parent pursuant hereto, compliance with the provisions of this Agreement and each certificate or other instrument required to be executed and delivered by Purchaser or Parent pursuant hereto and the consummation of the transactions contemplated hereby and thereby, will not (a) conflict with or violate any Purchaser Organizational Document, (b) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which Purchaser or Parent is entitled under, any Contract, Permit, Security Interest or other interest to which Purchaser or Parent is a party or by which Purchaser or Parent is bound or to which the assets of Purchaser or Parent are subject, (c) result in the creation or imposition of any Security Interest upon any assets of Purchaser or Parent, except as contemplated by this Agreement or the transactions contemplated herein or (d) violate any Legal Requirements applicable to Purchaser or Parent or any of their respective properties or assets.

3.4 Governmental Filings and Consents. No Consents of or with any Governmental Authority are required on the part of Purchaser or Parent in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not prevent, materially alter or materially delay the consummation of the transactions contemplated by this Agreement.

3.5 Funds. On the Closing Date, Purchaser or Parent will have sufficient funds to pay the Closing Payment payable in respect of the Company Interests at the Closing pursuant to this Agreement.

3.6 Parent Shares; Capitalization.

(a) The issuance and delivery of the Parent Shares has been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

(b) The authorized capital stock of Parent consists of (i) 61,000,000 shares of common stock, $0.0001 par value per share; (ii) 18,240,300 shares of Series A Preferred Stock, $0.0001 par value per share; (iii) 10,782,500 shares of Series B Preferred Stock, $0.0001 par value per share; (iv) 6,000,000 shares of Series B-1 Preferred Stock, $0.0001 par value per share, and (v) 10,000,000 shares of Series B-2 Preferred Stock, $0.0001 par value per share. All of the outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of Parent is entitled to preemptive or other similar rights. 10,342,210 shares of common stock, 17,206,508 shares of Series A Preferred Stock, 10,380,000 shares of Series B Preferred Stock, 1,450,000 shares of Series B-1 Preferred Stock and no shares of Series B-2 Preferred Stock are issued and outstanding. Schedule 3.6(b) of the Purchaser Disclosure Schedule sets forth a complete and correct list of all Subsidiaries of Parent. All outstanding shares of capital stock of the Subsidiaries of Parent are owned by Parent or a direct or indirect wholly owned subsidiary of Parent, free and clear of all Encumbrances. There are no options or rights to acquire capital stock or voting securities of Parent and there are no other securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent.

(c) All of the outstanding shares of capital stock in Parent have been offered, issued and sold by Parent in compliance with United States federal and applicable state securities laws. Except as disclosed in Schedule 3.6(c) of the Purchaser Disclosure Schedule, there are no authorized or outstanding (i) subscriptions, warrants, options, convertible or exchangeable securities or other rights (contingent or otherwise) to purchase or acquire any ownership interests in Parent or any of its Subsidiaries, or (ii) securities, instruments or obligations that are or may become convertible or exchangeable into ownership interests or other securities or registered capital of Parent or any of its Subsidiaries. Parent and its Subsidiaries do not have any obligation (whether written, oral, contingent or otherwise) nor are any of them otherwise bound to issue any subscription, warrant, option, convertible or exchangeable security or other such right or to issue or distribute to holders of any ownership interests or other securities or any evidences of indebtedness or assets of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has any obligation (whether written, oral, contingent or otherwise) to purchase, redeem or otherwise acquire any ownership interests or other securities in Parent or any of its Subsidiaries or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as disclosed in Schedule 3.6(c) of the Purchaser Disclosure Schedule, there are no agreements, written or oral, between Parent or any of its Subsidiaries and any holder of their respective securities or others, or among any holders of their respective securities, relating to the acquisition (including rights of first refusal, first offer, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act or voting of their respective securities or other equity interests.

(d) Except as disclosed in Schedule 3.6(d) of the Purchaser Disclosure Schedule, (i) neither Parent nor any of its Subsidiaries has issued any options (including commitments to grant options) or other equity awards, whether vested or unvested, to acquire any of their respective securities or other equity interests, (ii) Parent and its Subsidiaries do not maintain, and have never maintained, any option plans or other equity compensation related plans or arrangements; and (iii) Parent and its Subsidiaries have never issued any warrants or other rights to acquire their respective securities or other equity interests (whether or not exercisable or vested).

(e) Parent and its Subsidiaries do not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any corporation, partnership, joint venture or other business association or entity.

3.7 Financial Statements.

(a) Attached as Schedule 3.7 of the Purchaser Disclosure Schedule are the following financial statements of the Parent and its Subsidiaries (collectively, the “Parent Financial Statements”): (i) the unaudited, consolidated balance sheet (the “Parent Balance Sheet”) for the six (6) month period ended June 30, 2013, (ii) the audited, consolidated balance sheet and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2012, and (iii) the audited, consolidated balance sheet as of December 31, 2011, and the related statements of income, stockholders’ equity (deficit) and cash flows for the year then ended.

(b) The Parent Financial Statements (i) are derived from and are in accordance with the books and records of the Parent and/or its Subsidiaries, (ii) have been prepared in accordance with the Parent’s and its Subsidiaries’ standard accounting practices (except for the absence of footnotes and subject to normal recurring year-end adjustments, none of which adjustments individually or in the aggregate will be material in amount and further subject to interim adjustments to prior purchase accounting estimates) on an accrual basis applied on a consistent basis throughout the periods indicated and consistent with each other except as may be indicated in the footnotes thereto, and (iii) fairly present in all material respects the financial condition of the Parent and its Subsidiaries at the dates therein indicated and the results of operations and cash flows of the Parent and its Subsidiaries for the periods therein specified (subject to normal recurring year-end audit adjustments, none of which adjustments individually or in the aggregate will be material in amount and further subject to interim adjustments to prior purchase accounting estimates).

(c) None of Parent or any of its Subsidiaries or any of their officers has identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the Parent Financial Statements. To the Knowledge of Parent, there have been no instances of fraud, whether or not material, that occurred during any period covered by the Parent Financial Statements.

3.8 Brokers’ and Finders’ Fees. Neither Parent nor Purchaser has incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the transactions contemplated hereby for which the Company or the Selling Members shall have any liability.

3.9 Customers. Schedule 3.9 of the Purchaser Disclosure Schedule lists the twenty (20) largest customers of Parent and its Subsidiaries on the basis of revenues (including the respective revenues of such customers) for the 12-month period ending on September 30, 2013. No material customer has (i) ceased or materially reduced its purchases from or sales or provision of services to Parent or the applicable Subsidiary within the last 12 months, (ii) to the Knowledge of Parent, threatened to cease or materially reduce such purchases or sales or provision of services, or (iii) to the Knowledge of Parent, been threatened with bankruptcy or insolvency.

3.10 Absence of Changes. Since the date of the Parent Balance Sheet, (a) the business of Parent and its Subsidiaries has been conducted in the usual, regular and ordinary course of business consistent with past practice; (b) no material adverse effect has occurred with respect to the financial condition, assets, liabilities, business or operations of Parent and its Subsidiaries taken as a whole; (c) there has been no acceleration or delay, except in the ordinary course of business, in (i) the payment of accounts payable, accrued expenses or other Liabilities, or (ii) in the collection of notes or accounts receivable.

3.11 Taxes. All Tax Returns required to be filed by or on behalf of Parent or any of its Subsidiaries have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are accurate, complete and correct in all material respects. All Taxes payable by or on behalf of Parent or any of its Subsidiaries (whether or not shown on a Tax Return) have been fully and timely paid. With respect to any period for which such Tax Returns have not yet been filed or for which such Taxes are not yet due or owing, Parent and its Subsidiaries has made due and sufficient accruals for such Taxes. All required estimated Tax payments have been timely made by or on behalf of Parent and its Subsidiaries. Parent and its Subsidiaries have complied with all applicable Legal Requirements relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts so withheld. No income or other material Tax return of Parent or any of its Subsidiaries has ever been audited by the Internal Revenue Service or any other Taxing Authority, no such audit is in progress and Parent and its Subsidiaries have not been notified of any request for such an audit or other examination. Parent and its Subsidiaries are not currently delinquent in the payment of any Tax, nor have any deficiencies for any Tax been threatened, claimed, proposed or assessed against any of them which have not been settled or paid. No issue has been raised by any Taxing Authority in any prior examination of Parent or any of its Subsidiaries that, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent Tax period. No adjustment relating to any Tax Returns filed by Parent or any of its Subsidiaries has been proposed by a Taxing Authority to any of them (or any representative thereof). There is not in effect any waiver by Parent or any of its Subsidiaries of any statute of limitations with respect to any Taxes.

3.12 Property. Parent and each of its Subsidiaries has good and indefeasible title to all properties and assets (whether real or personal) necessary to conduct all of their respective businesses and operations as currently conducted, including all tangible properties and assets reflected on the Parent Balance Sheet or acquired after the date of the Parent Balance Sheet, and none of such tangible properties or assets is subject to any Security Interest or other Encumbrance, except as disclosed in Schedule 3.12 of the Parent Disclosure Schedule.

3.14 Material Contracts. Neither Parent nor any of its Subsidiaries is in material default or breach under the terms of any material agreement to which it is a party or by which it or its assets is otherwise bound (a “default” being defined for purposes hereof as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default or right of termination), and to the Knowledge of Parent, no other party to any such material agreement is in material default or breach thereunder. No event has occurred that with notice or the passage of time would constitute a material default or breach thereunder by Parent or any of its Subsidiaries or would permit the modification or premature termination of any such material agreement by any other party thereto.

3.15 Employees. Parent and its Subsidiaries are in compliance in all material respects with all Legal Requirements respecting employment, discrimination in employment, employment practices, tax withholding, equal employment, terms and conditions of employment, meal and rest periods, immigration status, leaves of absence, employee privacy, worker classification (including the proper classification of workers as independent contractors and consultants), wages (including overtime wages), compensation and hours of work, and occupational safety and health and employment practices.

3.16 Litigation. There is no (a) Action pending, or to the Knowledge of Parent, threatened, against or affecting Parent or any of its Subsidiaries, any of their properties, or the transactions contemplated hereby, nor to the Knowledge of Parent is there any reasonable basis therefor, or (b) governmental inquiry, audit, investigation, or other proceeding pending, or to the Knowledge of Parent threatened, against or affecting Parent or any of its Subsidiaries or any of their properties (including any inquiry as to the qualification of Parent or its Subsidiaries to hold or receive any license or Permit), nor to the Knowledge of Parent is there any reasonable basis therefore. Parent and its Subsidiaries are not in default with respect to any order, writ, injunction or decree of any Governmental Authority known to or served upon Parent or any of its Subsidiaries. There is no action or suit by Parent or any of its Subsidiaries pending, threatened or contemplated against any other Person. No Governmental Authority has at any time challenged or questioned the legal right of Parent or any of its Subsidiaries to conduct their respective operations as presently or previously conducted or as currently contemplated to be conducted.

3.17 Compliance with Laws; Permits.

(a) Without duplication of other representations and warranties under this Article 3 relating to compliance, non-compliance, breach or violation of, or any audit, investigation, proceeding or inquiry with respect to, any Legal Requirement, Parent and its Subsidiaries are in compliance with, and has complied with, in all material respects, and as of the date of this Agreement has not received any notices of material violation with respect to, any Legal Requirement with respect to the conduct of their respective business, or the ownership or operation of their business (including the keeping of all required registers and timely filing or delivery of all required documents under the provisions of any applicable Legal Requirement). To the Knowledge of Parent, Parent and its Subsidiaries are not under investigation with respect to, have not been threatened to be charged with, and have not been given notice of, any material violation of any Legal Requirement.

(b) All material Permits (i) pursuant to which Parent or any of its Subsidiaries currently operates or holds any interest in its properties, or (ii) which are required for the operation of the business of Parent or any of its Subsidiaries as currently conducted or the holding of any such interest, have been issued or granted to Parent or the applicable Subsidiary, and all such material Permits are in full force and effect and constitute all Permits required to permit Parent or the applicable Subsidiary to operate or conduct its business as it is currently conducted and hold any interest in its properties or assets.

3.18 Encumbrances. Except as set forth in Schedule 3.18 of the Purchaser Disclosure Schedule, the property and assets that Parent and its Subsidiaries own are free and clear of all mortgages, deeds of trust, liens, loans, claims, charges, restrictions and Encumbrances, except for Permitted Encumbrances. With respect to leased property and assets, Parent and its Subsidiaries are in compliance with such leases and, to Knowledge of Parent, hold valid leasehold interests free of any Encumbrances other than those of the lessors of such property or assets. To the Knowledge of Parent, the foregoing property and assets collectively comprise all material property and assets necessary for Parent and its Subsidiaries to conduct their respective business consistent with the manner such business was conducted during the periods covered by the Parent Financial Statements.

3.19 Brokers and Finders. All negotiations relating to this Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person acting on behalf of Parent or any of its affiliates in such manner as to give rise to any valid claim against the Company or any of the Selling Members for any investment banker, brokerage or finder’s commission, fee or similar compensation.

3.20 Books and Records. Purchaser has Delivered to the Company and the Selling Members accurate, complete and correct copies of: (i) all documents identified on the Purchaser Disclosure Schedule; (ii) the Purchaser Organizational Documents, as currently in effect; (iii) the minute books containing records of all proceedings, consents, actions and meetings of the board of directors, committees of the board and shareholders of Parent; (iv) the stock ledger, journal and other records reflecting all stock or other equity issuances and transfers and all option and warrant grants and agreements of Parent; and (v) permits, orders and consents issued by any regulatory agency with respect to Parent, or any securities of Parent, and all applications for such permits, orders and consents. The books, records and accounts of Parent (i) are accurate, complete and correct in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and properties of Parent, and (iv) accurately and fairly reflect the basis for the Parent Financial Statements.

ARTICLE 4

CONDUCT PRIOR TO THE EFFECTIVE TIME

During the time period from the date hereof until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Section 8.1, the Company covenants and agrees with Purchaser as follows:

4.1 Conduct of Business of the Company.

(a) Except as expressly contemplated by this Agreement, or as Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall operate its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, pay its debts and Taxes when due (subject to the right of Purchaser to review any Tax Returns in accordance with this Agreement), pay or perform its other obligations when due, and, to the extent not inconsistent with such business, use reasonable best efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with its customers, suppliers, distributors, licensors, licensees, and others having business dealings with it.

(b) Except as expressly contemplated by this Agreement, as set forth in Schedule 4.1(b) of the Disclosure Schedule (referencing the specific subsection of this Section 4.1(b) to which it relates) or as Purchaser shall otherwise consent in writing, the Company shall not:

(i) make any expenditure or enter into any commitment or transaction exceeding $10,000 (other than the payment of rent, payroll and interest obligations on Company Indebtedness in the ordinary course of business and consistent with past practice);

(ii) terminate or extend, or materially amend, waive, modify, or violate the terms of, any Contract disclosed on the Disclosure Schedule (or agree to do so), or enter into any Contract that would have been required to have been disclosed on Schedule 2.8 of the Disclosure Schedule) or Schedule 2.12 of the Disclosure Schedule had such Contract been entered into prior to the date hereof;

(iii) engage in or enter into any transaction or commitment, or relinquish any material right, outside the ordinary course of the Company’s business and consistent with past practice;

(iv) enter into or materially amend, waive or modify the terms of any Contract pursuant to which any other party is granted marketing, distribution, development or similar rights of any type or scope with respect to any products or technology of the Company;

(v) commence, compromise or settle any Action or threat of Action, other than to enforce its rights under this Agreement;

(vi) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of any Company Interests, or split, combine or reclassify any Company Interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Company Interests, except distributions to members of the Company consistent with past practices;

(vii) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Interests (or options, warrants or other rights exercisable therefor);

(viii) issue, grant, deliver or sell any Company Interests or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any kind or character obligating it to issue, grant, deliver or sell any such shares or other convertible securities convertible into Company Interests;

(ix) cause or permit any amendments to the Company Organizational Documents;

(x) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company’s business;

(xi) other than in the ordinary course of business, sell, lease, license or otherwise dispose of any of the Company’s properties or assets, including the sale of any accounts receivable of the Company, grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any owned property or leased property or any part thereof, or convey, assign, sublease, license or otherwise transfer all or any portion of any owned property or leased property or any interest or rights therein;

(xii) incur any Indebtedness (other than trade payables in the ordinary course of business and consistent with past practice) or guarantee any Indebtedness or issue or sell any debt securities or guarantee any debt securities or other obligations of others;

(xiii) grant any loans to others (other than advances to employees for travel and business expenses in the ordinary course of business and consistent with past practice) or purchase debt securities of others or amend the terms of any outstanding loan agreement;

(xiv) adopt or amend (except as required under applicable law) any Company Employee Plan, enter into any Employee Agreement (other than execution of the Company’s standard at will offer letter), pay or agree to pay any special bonus or special remuneration to any manager or Employee, or increase or agree to increase the salaries, wage rates, or other compensation or benefits of its Employees except pursuant to written agreements or plans outstanding on the date hereof and disclosed in Schedule 4.1(b)(xiv) of the Disclosure Schedule;

(xv) revalue any of its assets (whether tangible or intangible), including writing off notes or accounts receivable, settle, discount or compromise any accounts receivable, or reverse any reserves other than in the ordinary course of business and consistent with past practice;

(xvi) pay, discharge or satisfy, in an amount in excess of $10,000 in the aggregate, any claim, liability, loan or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course;

(xvii) make or change any election in respect of Taxes, adopt or change any accounting method, period of accounting, or historic practice in respect of Taxes, enter into any closing agreement or similar agreement or arrangement with respect to Taxes, contest or settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, take any action to surrender any right to claim a refund or credit of Taxes, or file or amend any Tax Return unless such Tax Return or amended Tax Return has been provided to Purchaser for review in accordance with Section 4.3;

(xviii) enter into or amend in any material respect any licensing, distribution, joint venture, strategic alliance or joint marketing arrangement or agreement or any similar arrangement or agreement other than in the ordinary course of business;

(xix) hire, offer to hire or terminate any employees, or encourage any employees to resign from the Company, or promote, demote or make any other change to the employment status or title of any officer of the Company;

(xx) enter into any agreement, contract or commitment for the grant by the Company of any severance, termination pay or bonus (in cash or otherwise) to any Employee, including any officer;

(xxi) change the Company’s accounting policies or procedures, including with respect to reserves for doubtful accounts, amortization or depreciation policy or rates, or payment or collection policies or practices;

(xxii) engage in any purchase or sale of any interest in real property, grant of any Security Interest in any real property, or enter into any agreement to lease, sublease, license or otherwise occupy any real property;

(xxiii) take any action regarding a patent or patent application or trademark or trademark application, other than in the ordinary course of business and consistent with past practice and filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business;

(xxiv) except in the ordinary course of the administration of any Company Employee Plan, terminate, amend in any material respect or fail to renew any existing insurance coverage;

(xxv) terminate or fail to renew or preserve any material Permits;

(xxvi) send any written communications (including electronic communications) to any Employees regarding this Agreement or the transactions contemplated hereby or make any communications to the Employees that are inconsistent with this Agreement or the transactions contemplated hereby; or

(xxvii) take, or agree in writing or otherwise to take, any of the actions described in Section 4.1(b)(i) through Section 4.1(b)(xxvi), inclusive, or any other action that would (A) cause or result in any of the representations and warranties of the Company set forth herein being untrue or incorrect, (B) prevent or materially hinder the Company from performing its covenants hereunder or consummating the transactions contemplated hereby, or (C) delay the consummation of the transactions contemplated hereby.

4.2 No Negotiation.

(a) Each of the Company and the Selling Members will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal (as hereinafter defined). Neither the Company nor the Selling Members will, nor will any of them authorize or permit any of the officers, managers, directors, affiliates, members or Employees of the Company or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing Persons, including any such Persons so authorized by the Company or the Selling Members, collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce (or assist in or cooperate with any Person in) the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an

Acquisition Proposal, (ii) enter into, participate in, maintain or continue any discussions, communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or otherwise take any action to facilitate any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any security holders of the Company, (vi) consummate or otherwise effect a transaction providing for any transaction contemplated by an Acquisition Proposal, or (vii) disclose or make available to any Person any information not customarily disclosed or otherwise not disclosed in the ordinary course of business concerning the Company’s business, properties, assets or technologies, or afford to any Person access to its properties, technologies, books or records.

(b) The Company and the Selling Members shall immediately notify Purchaser orally and in writing after receipt by the Company and/or any Company Representatives of (i) any Acquisition Proposal, (ii) any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal, or (iv) any request for information by any Person or Persons (other than Purchaser) not customarily disclosed or otherwise not disclosed in the ordinary course of business to any Person concerning the Company’s business, properties, assets or technologies. Such notice shall describe (i) the terms and conditions of such Acquisition Proposal, inquiry, proposal, offer, notice or request, and (ii) the identity of the Person or Group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder) making any such Acquisition Proposal, inquiry, proposal, offer, notice or request. The Company and the Selling Members shall keep Purchaser fully informed of the status and details of, and any modification to, any such Acquisition Proposal, or inquiry, proposal or offer and any correspondence or communications related thereto and shall provide to Purchaser a true, complete and correct copy of such Acquisition Proposal, inquiry, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Purchaser with 72 hours prior notice (or such lesser prior notice as is provided to the managers of the Company) of any meeting of the managers of the Company at which the managers of the Company is reasonably expected to discuss any Acquisition Proposal.

(c) The Company shall be deemed to have breached the terms of this Section 4.2 if any Company Representatives shall take any action, whether in his or her capacity as such or in any other capacity, that is prohibited by this Section 4.2. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Purchaser shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which Purchaser may be entitled at law or in equity.

4.3 Tax Returns. The Company shall timely file all Tax Returns required to be filed, and shall pay all Taxes (including payments of estimated Tax) required to be paid, prior to the Closing Date, except for Taxes that are being contested in good faith and for which sufficient accruals have been made on the Balance Sheet. Purchaser shall have the opportunity to review all such Tax Returns before they are filed and to approve any positions taken therein which are inconsistent with either the past practices of the Company or applicable Legal Requirements.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1 Commercially Reasonable Efforts to Complete; Third Party Consents.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable, subject to applicable laws and regulations, to satisfy the conditions set forth in Article 6 and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.1(a), the Company shall use all commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Contracts to which the Company is a party as are required in connection with the Membership Interest Purchase in order to ensure that all such Contracts remain in full force and effect immediately after the Effective Time in accordance with their respective terms and to preserve all rights of, and benefits to, Purchaser and the Company under such Contracts immediately after the Effective Time, including, but not limited to, the consents set forth on Schedule 5.1(b). All such consents, waivers and approvals shall be in a form and substance reasonably acceptable to Purchaser. In the event that the other parties to any such Contract conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon or otherwise required in response to a notice or consent request relating to this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration, or other payments under the Contract or the provision of additional security (including a guaranty), (i) the Company shall not make or commit to make any such payment or provide any such consideration without Purchaser’s prior written consent which shall not be unreasonably withheld, conditioned or delayed, and (ii) any such payment shall be deemed to be a Transaction Expense for all purposes of and under this Agreement.

5.2 Notification of Certain Matters.

(a) Each of the Company and the Selling Members shall give prompt notice to Purchaser of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty of the Company and/or the Selling Members set forth in this Agreement to be untrue or inaccurate at or prior to the Effective Time, (ii) any failure of the Company or the Selling Members to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and (iii) any other event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article 6 impossible or unlikely.

(b) Purchaser shall give prompt notice to the Company of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty of Purchaser set forth in this Agreement to be untrue or inaccurate at or prior to the Effective Time, (ii) any failure of Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and (iii) any other event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article 6 impossible or unlikely.

(c) Subject to the provisions of Section 8.2, the delivery of any notice pursuant to this Section 5.2 shall not (i) limit or otherwise affect any remedies otherwise available to any party, or (ii) constitute an acknowledgment or admission of a breach of this Agreement. Subject to the provisions of Section 8.2, no disclosure by any party pursuant to this Section 5.2 shall affect or be deemed to modify, amend or supplement any representation or warranty set forth herein, the Disclosure Schedule or the conditions to the obligations of the parties to consummate the transactions contemplated hereby in accordance with the terms and conditions hereof, or limit any right to indemnification provided herein; provided however, notwithstanding any of the foregoing provisions of this Section 5.2 to the contrary, any party may update, modify or supplement the disclosures made in its own disclosure schedules attached to this Agreement at any time prior to the Closing for matters first occurring after the date hereof and the other party shall have the right to either (i) terminate this Agreement pursuant to Section 8.1(g) no later than three (3) business days immediately following such disclosure, or (ii) if no such termination is made, then any such update or modification shall be deemed to have been accepted by the other party as of the Closing and any breach of any representation or warranty or covenant relating thereto shall be deemed to have been waived by such other party from and after the consummation of the Closing.

5.3 Access to Information; Public Announcement. During the period from the date hereof and prior to the earlier of the Effective Time or the termination of this Agreement, the Company and Purchaser shall afford each other and its accountants, counsel and other representatives, reasonable access during normal business hours to (i) all of its properties, books, Contracts, assets, commitments and records, (ii) all other information concerning its business, properties and personnel (subject to restrictions imposed by applicable law) as the other party may reasonably request, and (iii) subject to prior written approval which shall not be unreasonably withheld, conditioned or delayed, all of its employees as identified by such other party. The Company and Purchaser shall provide to the other party and its accountants, counsel and other representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 or otherwise shall affect or be deemed to modify any representation or warranty of a party contained herein or the conditions to the obligations of the parties to consummate the Membership Interest Purchase in accordance with the terms and provisions hereof. Neither the Company nor the Selling Members shall (nor will they permit, as applicable, any of their respective officers, managers, directors, members, stockholders, agents, representatives or affiliates to), directly or indirectly, issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions and other than communications with the Selling Members and third parties to obtain the consents and approvals required under this Agreement and applicable law) regarding the subject matter of this Agreement or the transactions contemplated hereby, without the consent of Purchaser which shall not be unreasonably withheld, conditioned or delayed.

5.4 Fees and Expenses. Whether or not the Membership Interest Purchase is consummated, all Liabilities outside of the ordinary course of business consistent with past practice and fees and expenses incurred by the Company (for which the Company may pay or reimburse others or may otherwise be obligated to pay or reimburse others or may be or may become liable) in connection with the transactions contemplated hereby including, all legal, accounting, consulting, investment banking, financial advisory, and brokerage fees and expenses and all other fees and expenses of third parties (including any costs incurred to obtain any consents, waivers or approvals as a result of compliance with this Agreement) (the “Transaction Expenses”), shall be the Liability and obligation of the Selling Members and shall not be obligations of Purchaser or the Company. For the avoidance of doubt, the Transaction Expenses that are the Liability and obligation of the Selling Members pursuant to the preceding sentence shall not include any cost, fee, or expense incurred by Purchaser in connection with the negotiation of this Agreement, including, all legal, accounting, consulting, investment banking, financial advisory, and brokerage fees and expenses and all other fees and expenses of third parties incurred by Purchaser, all of which shall be borne by Purchaser. At least three (3) business days prior to the Closing (or such other time as approved by Parent or Purchaser), the Company shall provide Purchaser with a statement of estimated Transaction Expenses in form reasonably satisfactory to Purchaser, which statement shall be accompanied by final invoices from the Company’s legal, accounting, financial, consulting and other advisors providing services in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby reflecting such advisors’ final billable Transaction Expenses (the “Statement of Expenses”). Whether or not reflected in the Statement of Expenses, Purchaser shall be entitled to recover the amount of any and all Transaction Expenses in excess of the amount of aggregate estimated Transaction Expenses as set forth on the Statement of Expenses and may do so by reducing the Actual Closing Net Working Capital pursuant to Section 1.3 or pursuant to Article 7 (if and to the extent not otherwise paid or discharged by the Selling Members after the Closing in accordance with this Agreement).

5.5 Tax Matters.

(a) Pre and Post Closing Tax Returns. The Selling Members shall prepare and file, or cause to be prepared and filed, all income Tax Returns for all Tax periods ending on or prior to the Closing Date that are required to be filed after the Closing Date. The Selling Members and the Company shall prepare and file, or cause to be prepared and filed, all other Tax Returns for the Company due on or before the Closing Date. The Selling Members shall deliver copies of such Tax Returns to Purchaser within a reasonable period prior to filing and shall incorporate Purchaser’s reasonable comments thereto. All Tax Returns described in this paragraph shall be prepared in a manner consistent with prior practice unless otherwise required by applicable Legal Requirements.

(b) Straddle Period Tax Returns. Purchaser shall prepare and file, or cause to be prepared and filed, any Tax Return of the Company for any Tax period that begins before and ends after the Closing Date (a “Straddle Period”, and any such Tax Return, a “Straddle Period Tax Return”). Any Taxes for a Straddle Period shall be apportioned between the Selling Members and the Purchaser in the manner set forth in Section 5.5(c). Purchaser shall forward all income Tax Returns and other material Tax Returns for the Straddle Period and supporting calculations to the Selling Members for review and comment, no later than 30 days prior to the filing of such Tax Returns. Purchaser shall make any changes reasonably requested by the Selling Members to such Straddle Period Tax Returns. All Tax Returns described in this paragraph shall be prepared in a manner consistent with prior practice unless otherwise required by applicable Legal Requirements.

(c) Procedures for Tax Matters. For purposes of this Agreement:

(i) In the case of any gross receipts, income, payroll or similar Taxes that are payable with respect to a Straddle Period, the portion of such Taxes allocable to (A) the portion of the Straddle Period ending on the Closing Date, for which the Selling Members are responsible, and (B) the portion of the Straddle Period beginning on the day next succeeding the Closing Date (the “Post-Closing Tax Period”), for which the Purchaser and/or the Company is responsible, shall be determined on the basis of a deemed closing at the end of the Closing Date of the books and records of the Company; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including but not limited to, depreciation and amortization deductions) shall be allocated to the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each period.

(ii) In the case of any Taxes (other than gross receipts, income, payroll or similar Taxes) that are payable with respect to a Straddle Period, the portion of such Taxes allocable to the Pre-Closing Tax Period shall be equal to the product of all such Taxes multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the commencement of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period; provided, however, that appropriate adjustments shall be made to reflect specific events that can be identified and specifically allocated as occurring on or prior to the Closing Date (in which case the Selling Members shall be responsible for any Taxes related thereto and Purchaser shall be entitled to reimbursement by reduction of the Holdback Amount or any Excess Amount for such Taxes to the extent such Taxes were not reflected in the Closing Date Balance Sheet, which Taxes shall be considered Agreed-Upon Damages hereunder) or occurring after the Closing Date (in which case, Purchaser shall be responsible for any Taxes related thereto). All other Taxes shall be apportioned based on a hypothetical closing of the books as of the Closing Date.

(iii) The Company, the Purchaser, and the Selling Members shall cooperate with each other in connection with the filing of any Tax Returns of the Company and any audit, litigation or other proceeding with respect to Taxes of the Company. The Company, the Purchaser, and the Selling Members agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Company, the Purchaser or the Selling Members, any extensions of the statute of limitations) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any of the other Parties so requests, the Company, the Purchaser, or the Selling Members, as the case may be, shall allow the other party to take possession of such books and records.

(iv) Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, Purchaser shall have the sole right to control and make all decisions regarding any Tax audit or administrative or court proceeding relating to Taxes of the Company, including selection of counsel and selection of a forum for such contest, provided, however, that in the event such audit or proceeding relates to Taxes for which Purchaser is entitled to be indemnified or reimbursed by the Selling Members or by reduction of the Holdback Amount or any Excess Amount, (i) Purchaser, Company, and the Selling Members shall cooperate in the conduct of any audit or proceeding relating to such period, (ii) the Selling Members shall have the right (but not the obligation) to participate in such audit or proceeding at the Selling Members’ expense, and (iii) Purchaser shall have the sole right to exercise control at any time over the handling, disposition and/or settlement of any issue raised in any official inquiry, examination or proceeding regarding any Tax Return (including the right to settle or otherwise terminate any contest with respect thereto), except that consent of the Selling Members (not to be unreasonably withheld, conditioned or delayed) shall be required for any disposition or settlement of such Tax matter (excluding Pre-Closing Sales Tax Obligations, which shall be subject to the provisions of
Section 5.5(d) below) if Purchaser is seeking or intends to seek reimbursement or indemnification from the Selling Members with respect to such Tax matter. Notwithstanding anything to the contrary contained in Section 7.2(f), this Section 5.5(c) shall govern the conduct of Tax contests related to the Company.

(d) Post-Closing Sales Tax Covenants.

(i) At any time after the Closing, except as set forth in Section 5.5(d)(iii), if Purchaser or the Company or any of their affiliates intends to charge and/or collect any Sales Tax (as defined below) in connection with the sale of software or any other product and/or services to (A) any new or future customers of the Company (who are not current customers of the Company as of Closing), Purchaser shall cause such business activity to be conducted by or through an entity other than the Company and otherwise having a different tax identification number than the Company (which entity may be an affiliate of Purchaser or the Company) (an “Affiliate Provider”); (B) any current customer existing as of the Closing which does not have a written contract (or is otherwise subject to terms of sale, terms and conditions or similar provisions that have any prohibition on amendment or assignment) with the Company for products and/or services provided by the Company (it being acknowledged that any customer who is under a purchase order arrangement or other periodic billing or invoicing arrangement shall be deemed to be a customer without such written contract), Purchaser shall cause such business activity to be conducted by or through an Affiliate Provider, or (C) any current customer which has a written contract (including any purchase orders, terms of sale, terms and conditions or similar provision that have any prohibition on amendment or assignment thereof by the Company without the customer’s consent) with the Company for products and/or services provided by the Company as of the Closing, Purchaser shall use commercially reasonable efforts to amend and/or restate the contract with such customer so that an Affiliate Provider, rather than the Company, shall become the provider of such products and/or services to the customer, or assign all rights and obligations under such contract from the Company to an Affiliate Provider, or otherwise cause such business activity with such customer to be conducted by or through an Affiliate Provider, in each of the foregoing cases described in subsections (A), (B) and (C) above (all such actions being referred to herein as “Post-Closing Sales Tax Actions”), prior to charging and/or collecting any Sales Tax from the customer (including issuance of any invoice containing Sales Tax to such customer). Notwithstanding any other provision contained in this Agreement or any Company Document (including without limitation, any Tax representation or warranty made under Section 2.10, or the provisions of Section 5.5(b) or Section 7.2(a)(vi) hereof), if Purchaser breaches any provision of this Section 5.5(d) at any time, which results in the Company being assessed or charged with or otherwise liable for any Pre-Closing Sales Tax Obligations, the Selling Members shall have no obligation or liability to Purchaser, the Company or any of their affiliates for any Pre-Closing Sales Tax Obligations; provided that, solely with respect to subsection (C) above, it being understood that if Purchaser in good faith uses commercially reasonable efforts as provided herein above but is unable to consummate the requested actions as a result of actions or inactions of third parties (i.e., if the Purchaser requests in writing that a customer agree to assign a contract to the Affiliate Provider or otherwise amend and/or restate the contract or do business with such entity and undertakes in good faith all commercially reasonable efforts to pursue and obtain the requested action from the customer and, if requested by the Selling Members, the Purchaser provides the Selling Members a reasonable opportunity to participate in discussions and negotiations with the customer (with Purchaser participating in such meetings), but such customer does not promptly (and in any event within sixty (60) days) approve such assignment or otherwise agree to amend and/or restate the contract or otherwise do business with such Affiliate Provider), Purchaser and its affiliates shall be deemed to have complied in all respects with subsection (C) of this paragraph.

(ii) Prior to the Company commencing any Post-Closing Sales Tax Actions, except as set forth in Section 5.5(d)(iii), (A) Purchaser and its affiliates shall inform the Selling Members with respect to such actions, and shall provide to the Selling Members a reasonable opportunity to review the proposed actions and to discuss in good faith with the Selling Members the advisability and merits of the proposed actions; (B) the Selling Members and Purchaser and its affiliate shall participate and cooperate in good faith in connection with the preparation of and entering into any agreements or filings with respect thereto, (C) Purchaser and its affiliates shall at all times keep the Selling Members reasonably informed with respect to such proposed actions and permit the Selling Members to review with Purchaser and its affiliates and participate in discussions and negotiations with the applicable customer all matters relating thereto; (D) all out of pocket costs and expenses relating to such proposed actions shall be borne by Purchaser and its affiliates (other than the Selling Members’ own expenses, which shall be borne by the Selling Members), and (E) notwithstanding the immediately preceding subsections (A) to (D) of this paragraph, any final decision as to whether or not a Post-Closing Sales Tax Action shall be made and any final decisions relating thereto shall be within the control of Purchaser, and nothing in the immediately preceding subsections (A) to (D) of this paragraph shall prevent Purchaser or the Company from promptly taking any such Post-Closing Sales Tax Action in accordance with this Agreement.

(iii) The parties hereto acknowledge and agree that Purchaser and its affiliates may, or may cause the Company to, enter into agreements or make filings with any Governmental Authority in any jurisdiction, if determined in Purchaser’s reasonable judgment, with prior consultation with its independent accounting and tax advisers, to be necessary or advisable under applicable law, with respect to sales, use, gross receipts, value added and other similar Taxes of the Company (including any additional Taxes related thereto) (collectively, and individually, “Sales Tax”), whether for periods prior to or after the Closing (each, a “Voluntary Disclosure”), provided that (A) Purchaser and its affiliates, prior to making or entering into a Voluntary Disclosure with any Governmental Authority, shall provide to the Selling Members a reasonable opportunity to review the proposed Voluntary Disclosure and shall discuss in good faith with the Selling Members the advisability and merits of the Voluntary Disclosure; (B) the Selling Members and Purchaser and its affiliate shall participate and cooperate in good faith in connection with the preparation of and entering into any agreements or filings with respect to a Voluntary Disclosure, (C) Purchaser and its affiliates shall at all times keep the Selling Members reasonably informed with respect to the Voluntary Disclosure and permit the Selling Members to review with Purchaser and its affiliates and participate in discussions and negotiations with the applicable Governmental Authority all matters relating to the Voluntary Disclosure, (D) all out of pocket costs and expenses relating to such Voluntary Disclosure (other than Pre-Closing Sales Tax Obligations which may be the responsibility of the Selling Members pursuant to the provisions of this Agreement)

shall be borne by Purchaser and its affiliates (other than the Selling Members’ own expenses, which shall be borne by the Selling Members), and (E) notwithstanding the immediately preceding subsections (A) to (D) of this paragraph, any final decision as to whether or not a Voluntary Disclosure shall be made and any final settlement or disposition thereof with the applicable Governmental Authority shall be within the control of Purchaser, and nothing in the immediately preceding subsections (A) to (D) of this paragraph shall prevent Purchaser or the Company from promptly entering into any Voluntary Disclosure in accordance with this Agreement. If Purchaser, the Company or their respective affiliates enter into a Voluntary Disclosure in accordance with this subsection (iii), then none of the Purchaser, the Company or their respective affiliates shall be required to comply with Section 5.5(d)(i) or Section 5.5(d)(ii) with respect to any business of the customer of the Company having operations within the state in which the Voluntary Disclosure was entered.

5.6 Corporate Matters.

(a) Corporate Records. At the Closing, the Company shall deliver or cause to be delivered to Purchaser the original corporate books, ownership interest ledgers, minute books and corporate seal, if any, of the Company and other controlled affiliates.

(b) Managers and Officers of the Corporation after the Effective Time. Unless otherwise determined by Purchaser prior to the Effective Time, immediately following the Effective Time the managers of the Company shall be those Persons listed on Schedule 5.6(b), until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal. Unless otherwise determined by Purchaser prior to the Effective Time, immediately following the Effective Time the officers of the Company shall be those Persons listed on Schedule 5.6(b), until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

5.7 Confidentiality.

(a) From and after the Closing Date, the Selling Members shall not, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Purchaser or use or otherwise exploit for his own benefit or for the benefit of anyone other than Purchaser, any Confidential Information (as defined below). Notwithstanding the foregoing, the Selling Members shall have no obligation to keep confidential (or cause the Company or its officers, managers or Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by applicable Legal Requirements; provided, however, that in the event disclosure is required by applicable Legal Requirements, the Selling Members shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order. For purposes of this Agreement, “Confidential Information” shall mean any confidential or proprietary information with respect to the Company, including methods of operation, customer lists, products, prices, fees, costs, Technology, inventions, Trade Secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters not in the public domain or otherwise generally available to the public, provided that “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder. The Selling Members shall not, directly or indirectly, disclose, reveal, divulge or communicate to any Person the terms of this Agreement or any Company Document, except to their own legal, financial or other advisors on a need-to-know basis, as may be required by Legal Requirements or as otherwise consented to by Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) The covenants and undertakings contained in this Section 5.7 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 5.7 will cause irreparable injury to the parties, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. The parties hereto specifically acknowledge and agree that the remedy at law for any breach of this Section 5.7 will be inadequate and in addition to any other remedy available to it, Purchaser will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 5.7. The rights and remedies provided by this Section 5.7 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder or at law or in equity. In the event that Purchaser were to seek damages for any breach of this Section 5.7, the portion of the consideration delivered to the Selling Members hereunder which is allocated by the parties to the foregoing covenant shall not be considered a measure of, or limit on, such damages.

(c) The parties hereto agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified business limitation, a specified geographical area or any other relevant feature of this Section 5.7 is unreasonable, arbitrary or against public policy, then a lesser period of time, business limitation, geographical area or other relevant feature which is determined to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

5.8 Selling Members Release of Claims. Each Selling Member agrees, upon the Effective Time, on his own behalf and on behalf of his respective heirs, family members, executors, agents, and assigns, to irrevocably release and forever discharge the Company and its current and former affiliates, stockholders, investors, attorneys, administrators, benefit plans, plan administrators, insurers, trustees, division, agents, managers, directors, officers, assigns, predecessors and successors (collectively, the “Released Parties”) from, and agrees not to sue concerning, or in any manner to institute, prosecute, or pursue, any claim, complaint, charge, duty, obligation, demand, cause of action, that such Selling Member had or now has, or that such Selling Member may hereafter have against any Released Party, whether presently known or unknown, suspected or unsuspected, that such Selling Member may possess against any of the Released Parties arising from any omissions, acts, facts, or damages that have occurred up until and including the Effective Time, which relate to or arise out of: (A) any and all claims relating to or arising from such Selling Member’s employment relationship with the Company and any termination of that relationship, (B) with respect to each Selling Member’s ownership of the Company Interests (with respect to such Selling Member, the “Selling Member’s Interests”) or such Selling Member’s ownership of (or any right to acquire) any other equity interest in the Company, (C) any and all claims, in each case arising out of or relating to such Selling Member’s ownership of the Selling Member’s Interests, against a Released Party for any breach of duty, tort, contract (express or implied), fraud, misrepresentation, relief or rights under any federal, state or local law, statute or regulation or pursuant to any organizational documents of the Company, whether at law or in equity, or (D) any and all claims, in each case arising out of or relating to such Selling Member’s ownership of the Selling Member’s Interests, based in any other way upon any act or omission on the part of the Released Parties and derivative rights that such Selling Member had or now has, or that such Selling Member may hereafter have against any Released Party by reason of any event, transaction, conduct, occurrence, relationship or cause whatsoever occurring on or prior to the date of this Agreement; provided, however, that the foregoing release shall not relieve any of the Released Parties of their respective obligations or liabilities pursuant to this Agreement, the transactions contemplated hereby, or the other documents executed in connection with the transactions contemplated hereby or be deemed to constitute a waiver of the availability of insurance to cover claims not covered by this release. Each Selling Member agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not release claims that cannot be released as a matter of law, including, but not limited to, a Selling Member’s right to file a charge with or participate in a charge by the Equal Employment Opportunity Commission, or any other local, state, or federal administrative body or government agency that is authorized to enforce or administer laws related to employment, against the Company (with the understanding that any such filing or participation does not give a Selling Member the right to recover any monetary damages against the Company; each Selling Member’s release of claims herein bars such Selling Member from recovering such monetary relief from the Company). Each Selling Member represents that he has made no assignment or transfer of any right, claim, complaint, charge, duty, obligation, demand, cause of action, or other matter waived or released by this Section. Each Selling Member acknowledges and represents that, other than the consideration set forth in this Agreement and other than accrued benefits which a Selling Member may be entitled to carry over as an employee of the Company as of and immediately after the Closing consistent with the terms of this Agreement, the Company has paid or provided all salary, wages, bonuses, accrued vacation or other paid time off, premiums, leaves, housing allowances, relocation costs, interest, severance, outplacement costs, fees, reimbursable expenses, commissions, stock, stock options, vesting, and any and all other benefits and compensation due to such Selling Member; provided that Robert J. Svec, as a Continuing Employee, shall be entitled to the benefits of his accrued or earned vacation and other paid time off from and after the Closing Date in accordance with Section 5.9 below.

5.9 Company Employee Plans. The Selling Members and the Company shall, upon Purchaser’s request, which shall be made reasonably in advance of the Closing, terminate the existing Company Employee Plans, in accordance with the provisions thereof and applicable law, with such termination to be effective immediately prior to the Closing, or such later date as is permitted under the provisions of the Plans, Contracts and applicable law. From and after Closing, Purchaser will, with respect to the Continuing Employees, (a) honor existing Employee Agreements (subject to any right to amend or terminate such agreements in accordance with their terms), and (b) either continue the Company Employee Plans and any plans, programs, practices, contracts or agreements sponsored or maintained by a professional employer organization with respect to which employees of the Company participate, or permit Continuing Employees, and, as applicable, their eligible spouses and dependents, to participate in the employee benefit plans, programs or policies of Purchaser on terms no less favorable than those provided to similarly situated employees of Purchaser (or a combination of the foregoing, which shall afford the Continuing Employees benefit terms equal to or better than those required under this Section 5.9(b)). Purchaser shall recognize the prior service with the Company of each Continuing Employee in connection with all employee benefit plans, programs or policies of Purchaser in which Continuing Employees are eligible to participate for purposes of eligibility to participate, vesting and determination of level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). In addition, to the extent permitted by the applicable plan or program, Purchaser shall waive pre-existing condition requirements, evidence-of-insurability provisions, waiting-period requirements and all other similar provisions under any benefit plan or program or compensation arrangements provided to Continuing Employees after the Effective Time. Purchaser shall also, to the extent permitted by the applicable plan, apply toward any deductible requirements and out-of-pocket maximum limits under its employee welfare benefit plans, any amounts paid by each Continuing Employee prior to the Closing under welfare benefit plans during the current plan year of such welfare benefit plans. From and after the Closing, Purchaser shall credit and honor, and allow all Continuing Employees to use, all paid time-off accrued but unused by the Continuing Employees as of the Closing and listed on Schedule 5.9 of the Disclosure Schedule.

5.10 Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other certificates, instruments, agreements and other documents, and do and perform such other acts and things, as may be reasonably necessary or desirable for purposes of effecting completely the consummation of the Membership Interest Purchase and the other transactions contemplated hereby.

5.11 Insurance. For a period of three (3) years after the Closing, Purchaser shall maintain, or cause the Company to maintain, insurance policies in such amounts, terms and coverages as are customarily maintained by other businesses in the industry which are similar or comparable to the Company in terms of the size and nature of its business.

ARTICLE 6

CONDITIONS TO THE MEMBERSHIP INTEREST PURCHASE

6.1 Conditions to Obligations of Each Party. The respective obligations of the Company, each Selling Member and Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any of which may be waived in writing exclusively by Purchaser, on one hand, and the Company and the Selling Members on the other hand:

(a) Requisite Governmental Approvals. Purchaser and the Company shall have obtained all consents and approvals from all Governmental Authorities, and submitted all requisite filings and made all requisite notifications with all Governmental Authorities, which are reasonably necessary or appropriate in order to consummate the transactions contemplated hereby.

(b) No Prohibitive Laws. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby.

(c) No Prohibitive Injunctions or Orders. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other similar legal restraint shall be in effect that has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby.

6.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser:

(a) Representations and Warranties. Each of the representations and warranties of the Company and the Selling Members shall have been true and correct on the date they were made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on the Closing Date, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such specified date and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on the Closing Date.

(b) Covenants. The Company and each Selling Member shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by them prior to or as of the Closing.

(c) No Company Material Adverse Effect. There shall not have occurred any change, event, violation, inaccuracy, circumstance or effect of any character that has had, or is reasonably likely to have, a Company Material Adverse Effect.

(d) No Legal Proceedings or Threats. There shall be no legal action, suit, claim or proceeding of any kind or nature pending before any Governmental Authority (whether brought by a Governmental Authority or any other Person) or overtly threatened by any Governmental Authority or any other Person against Purchaser, the Company, the Selling Members, or any of their respective properties or any of their respective managers or officers (in their capacities as such) that (i) arises out of, or is in any way connected with, this Agreement, the Membership Interest Purchase or any other transaction contemplated hereby, (ii) seeks to prohibit the consummation of the Membership Interest Purchase or any other transaction contemplated hereby, (iii) seeks to impose limitations on the ability of Purchaser to consummate the Membership Interest Purchase and the other transactions contemplated by this Agreement, (iv) seeks to prohibit or impose any limitations on the ownership or operation by Purchaser of all or any portion of the businesses or assets of Purchaser, the Company or any of their respective affiliates, or to compel Purchaser, the Selling Members or the Company to dispose of or hold separate any portion of the businesses or assets of Purchaser, the Company or any of their respective affiliates or (v) seeks to impose limitations on the ability of Purchaser effectively to exercise full rights of ownership of all Company Interests.

(e) No Burdensome Regulatory Conditions. No Governmental Authority shall have enacted, issued, promulgated, enforced, entered or deemed applicable to the Membership Interest Purchase any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of (i) prohibiting Purchaser’s ownership or operation of any portion of the business of the Company, or (ii) compelling Purchaser or the Company to dispose of or hold separate all or any portion of the businesses or assets of Purchaser or any of its Subsidiaries or the Company, in any case in connection with the Membership Interest Purchase or any other transaction contemplated by this Agreement.

(f) Executive Agreement. The Executive Agreement shall be in full force and effect, and Robert J. Svec shall not have attempted to terminate, rescind, or repudiate the Executive Agreement or notified Purchaser or the Company of his intention of terminating the Executive Agreement following the Effective Time.

(g) Market Standoff Agreement. Each of the Selling Members shall have entered into a Market Standoff Agreement. Such Market Standoff Agreement shall be in full force and effect, none of the Selling Members shall not have attempted to terminate, rescind, or repudiate the Market Standoff Agreement or notified Purchaser or the Company of such Selling Member’s intention of terminating the Market Standoff Agreement following the Effective Time.

(h) Parent Financing Agreements. Each of the Selling Members shall have entered into the Parent’s Amended and Restated Investors’ Rights Agreement, Amended and Restated Right Voting Agreement, and Amended and Restated Right of First Refusal & Co-Sale Agreement, each to be amended and restated in conjunction with the issuance of the Parent Shares (the “Financing Agreements”).

(i) Company Indebtedness and Encumbrances. Purchaser shall have received evidence, reasonably satisfactory to Purchaser, that all Company Indebtedness (other than Indebtedness relating to the equipment leases with Ricoh and IBM) has been paid in full and finally discharged or that upon payment thereof at Closing, all Encumbrances on and security interests in any property of the Company constituting collateral or securing any obligations under any documents evidencing such Company Indebtedness will be released and terminated as of Closing.

(j) [Intentionally Omitted]

(k) Selling Member Non-Competition Agreement. Each of the Selling Members shall have entered into a Non-Competition Agreement with the Purchaser concurrently with the execution and delivery of this Agreement. Such Non-Competition Agreement shall be in full force and effect, none of the Selling Members shall have attempted to terminate, rescind, or repudiate the Non-Competition Agreement or notified Purchaser or either Company of his intention of terminating the Non-Competition Agreement following the Closing.

(l) [Intentionally Omitted].

(m) Closing Deliveries of the Company. At or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Purchaser, and Purchaser shall have received, the following:

(i) a certificate the Company executed by its Chief Executive Officer (or other person in equivalent position), dated the Closing Date and in form and substance reasonably satisfactory to Purchaser, certifying as to the matters set forth in
Sections 6.2(a), 6.2(b) and 6.2(c);

(ii) a certificate of the Company executed by its Secretary (or other person in equivalent position), dated as of the Closing Date and in form and substance reasonably satisfactory to Purchaser, certifying (A) the Company Organizational Documents, (B) the resolutions adopted by the managers of the Company to adopt and authorize this Agreement, the Membership Interest Purchase and the other transactions contemplated hereby (copies of which resolutions shall be attached to such certificate), and (C) the incumbency and signatures of the officers of the Company executing this Agreement and the other agreements, instruments and documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;

(iii) letters of resignation in a form reasonably satisfactory to Purchaser, effective as of the Closing Date, of each manager and officer of the Company;

(iv) the novation or consent to assignment of any Person whose novation or consent to assignment, as the case may be, may be required in connection with the Membership Interest Purchase or any other transaction contemplated by this Agreement under the Contracts listed or described on Schedule 6.2(m)(iv) (unless same is otherwise waived by Parent or Purchaser on or prior to the Closing);

(v) a certificate from the Department of Treasury of the State of New Jersey and each other state or other United States jurisdiction in which the Company is qualified to do business as a foreign corporation (or the closest equivalent thereof in the event that any jurisdiction does not provide such certificates), each dated within five (5) business days prior to the Closing Date, certifying that the Company is duly qualified to transact business and/or is in good standing (as applicable in each such jurisdiction) and that all applicable state franchise taxes or fees of the Company through and including the date of the certificate have been paid;

(vi) a statement, in a form reasonably acceptable to Purchaser and in compliance with Treasury Regulation Section 1.1445-2(b) from each Selling Member certifying that such Selling Member is not a “foreign person” within the meaning of Section 1445 of the Code;

(vii) any documents, instruments, certificates or other Agreements required pursuant to this Agreement or that Purchaser may reasonably request; and

(viii) the Statement of Expenses, including all accompanying final invoices.

6.3 Conditions to Obligations of the Company and Selling Members. The obligations of the Company and the Selling Members to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company and the Selling Members:

(a) Representations and Warranties. Each of the representations and warranties of Purchaser shall have been true and correct on the date they were made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on the Closing Date, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such specified date and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on the Closing Date.

(b) Covenants. Purchaser shall have performed and complied with all covenants and obligations under this Agreement required to be performed and complied with by Purchaser prior to or as of the Closing.

(c) Executive Agreement. The Executive Agreement shall have been executed and delivered by the Parent.

(d) No Legal Proceedings or Threats. The conditions in Section 6.2(d) shall have been satisfied.

(e) Closing Deliveries of Parent. At or prior to the Closing, Purchaser shall have delivered, or caused to be delivered, to the Selling Members, and Selling Members shall have received, the following:

(i) a certificate of Parent executed by its Chief Executive Officer (or other person in equivalent position), dated the Closing Date and in form and substance reasonably satisfactory to the Company, certifying as to the matters set forth in
Sections 6.2(a) and 6.2(b);

(ii) a certificate of Parent executed by its Secretary (or other person in equivalent position), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, certifying (A) the Purchaser Organizational Documents, (B) the resolutions adopted by the board of directors of Parent to adopt and authorize this Agreement, the Membership Interest Purchase and the other transactions contemplated hereby (copies of which resolutions shall be attached to such certificate), and (C) the incumbency and signatures of the officers of Parent executing this Agreement and the other agreements, instruments and documents executed by or on behalf of Parent pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;

(iii) duly completed and executed original stock certificates evidencing the Parent Shares to be issued to the Selling Members;

(iv) a certificate from the Delaware Secretary of State dated within five (5) business days prior to the Closing Date, certifying that Purchaser and Parent is in good standing and that all applicable state franchise taxes or fees of Purchaser or Parent through and including the date of the certificate have been paid;

(v) Offer letters shall have been delivered to each Key Employee of the Company, which shall include provisions regarding stock options to be granted to each such Key Employees, duly executed by Purchaser (or the Company); and

(vi) any documents, instruments, certificates or other Agreements required pursuant to this Agreement or that any of the Selling Members may reasonably request.

ARTICLE 7

SURVIVAL; INDEMNIFICATION

7.1 Survival.

(a) The representations and warranties of the Company and the Selling Members and Purchaser and Parent set forth in this Agreement, or in any other Company Document or Purchaser Document in connection with the transactions contemplated hereby or thereby, shall survive the Closing and the Effective Time and shall remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until 11:59 p.m. (Central time) on the first anniversary of the Closing Date; provided, however, that:

(i) notwithstanding the foregoing or anything to the contrary set forth in this Agreement, with respect to the special representations and warranties specified in this Section 7.1(a)(i) (collectively, the “Special Indemnification Representations”), (A) such special representations and warranties of the Company set forth in Section 2.2 (Capitalization), Section 2.3 (Authority), Section 2.10 (Taxes), Section 3.2 (Authority), Section 3.6 (Parent Shares; Capitalization), and Section 3.12 (Taxes) (but subject to the time limitations under Section 7.2(c)(vi) with respect to Pre-Closing Sales Tax Obligations), shall survive the Closing and the Effective Time and shall remain in full force and effect until sixty (60) days after the expiration of the applicable statute of limitations, and (B) such special representations and warranties of the Company set forth in Section 2.14 (Intellectual Property) shall survive the Closing and the Effective Time and shall remain in full force and effect until the second anniversary of the Closing Date (all such survival periods specified above in this Section 7.1(a), collectively, the “Survival Period”);

(ii) in the event of any fraud or intentional misrepresentation of or by the Company or the Selling Members or Purchaser with respect to any matters set forth in this Agreement or in connection with the transactions contemplated hereby, or in any other Company Document or Purchaser Document or in connection with the transactions contemplated thereby, such representations and warranties shall survive the Closing and the Effective Time and shall remain in full force and effect in perpetuity, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto;

(iii) in the event that any Indemnified Party shall bring a claim for indemnification under this Article 7 in respect of a breach of a representation or warranty of any party set forth in this Agreement or in connection with the transactions contemplated hereby, or in any other Company Document or Purchaser Document or in connection with the transactions contemplated thereby, prior to the expiration of the Survival Period applicable to the representation or warranty on which such claim is based, then such representation or warranty shall continue in full force and effect with respect to such claim until the final resolution of such claim;

(iv) no right to indemnification under this Article 7 in respect of a breach of a representation or warranty of any party set forth in this Agreement or in any other Company Document or Purchaser Document or in connection with the transactions contemplated hereby or thereby which is set forth in an Indemnification Claim delivered prior to the expiration of the Survival Period applicable to such representation or warranty of any party on which such claim is based shall be affected by the expiration of the Survival Period applicable to such representation or warranty; and

(v) the expiration of any Survival Period applicable to any representation or warranty of any party set forth in this Agreement, or in any other Company Document or in connection with the transactions contemplated hereby or thereby, shall not limit, restrict, impair or otherwise affect in any manner the rights of any Indemnified Party under this Article 7, or otherwise under applicable law, arising out of fraud or any intentional misrepresentation.

(b) All of the covenants and other agreements of Purchaser, Parent, the Company and each Selling Member set forth in this Agreement (excluding the indemnification obligations set forth in this Article 7) shall terminate and expire at and as of the Effective Time; provided, however, that (i) notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the covenants and other agreements of Purchaser, Parent, the Company or the Selling Members, set forth in this Agreement (including, but not limited to, Section 1.1, Section 1.4, Section 1.6, Section 1.8, Section 1.9, Section 5.5, Section 5.7, Section 5.8, Section 5.10 and

Section 5.11), or in any other Company Document or Purchaser Document or in connection with the transactions contemplated hereby and thereby, that contemplate performance following the Closing and the Effective Time shall survive the Closing and the Effective Time and shall survive and remain in full force and effect following the Closing and the Effective Time in accordance with their respective terms, and (ii) no right to indemnification under this Article 7 in respect of a breach of a covenant or other agreement set forth in this Agreement, or in any other Company Document or Purchaser Document or in connection with the transactions contemplated hereby or thereby, which is set forth in an Indemnification Claim delivered prior to the expiration of any applicable survival period shall be affected by the expiration of such covenant or other agreement.

7.2 Indemnification of Indemnified Parties.

(a) Indemnification by Selling Members. Subject to the limitations set forth in this Article 7, from and after the Effective Time, the Selling Members shall indemnify and hold harmless Parent and each of its Subsidiaries (including, following the Effective Time, the Company) and their respective managers, directors, officers, employees, affiliates and other Persons who control or are controlled by Parent or any of its Subsidiaries, and their respective agents and other representatives (collectively, the “Purchaser Indemnified Parties”), from, against and in respect of any and all Damages directly or indirectly paid, sustained or incurred by any of the Purchaser Indemnified Parties (or any of them) directly or indirectly resulting from, arising out of or in connection with, or in any way related to, any of the following:

(i) (A) any failure of any representation or warranty made by the Company or the Selling Members in this Agreement (other than the Special Indemnification Representations) to be true and correct as of the date hereof or as of the Closing Date as if such representation or warranty had been made at and as of the Closing Date or in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct, or (B) any failure of any representation, warranty or certification made by the Company or the Selling Members in any other Company Document (other than with respect to Special Indemnification Representations) to be true and correct at and as of the date of such document, schedule, certificate or other instrument or in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct;

(ii) (A) any failure of any Special Indemnification Representation made by the Company or the Selling Members in this Agreement to be true and correct as of the date hereof or as of the Closing Date as if such Special Indemnification Representation had been made at and as of the Closing Date or, in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct, or (B) any failure of any such Special Indemnification Representation (or certification in respect thereof) made by the Company or any the Selling Members in any other Company Document, to be true and correct at and as of the date of such document, schedule, certificate or other instrument or in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct;

(iii) any breach or non-fulfillment of any covenant or other agreement made or to be performed by the Company or the Selling Members in this Agreement or in any other Company Document;

(iv) any Transaction Expenses (to the extent that such Transaction Expenses are not paid or discharged prior to the Closing by the Company or the Selling Members, or treated as a reduction in the calculation of the Base Consideration at the Closing or otherwise paid or discharged by the Selling Members after the Closing within 15 business days after receipt of written demand from Purchaser);

(v) any portion of the Company Indebtedness that has not been paid and finally discharged pursuant to Section 6.2(i) (to the extent that such Company Indebtedness is not treated as a reduction in the calculation of the Base Consideration at the Closing) and any and all Change in Control Payments (to the extent that such Change in Control Payments are not paid and discharged by the Company or the Selling Members prior to the Closing or treated as a reduction in the calculation of the Base Consideration at Closing), and to the extent any of the foregoing items are not otherwise paid or discharged by the Selling Members after the Closing within 15 business days after receipt of written demand from Purchaser;

(vi) any Pre-Closing Taxes (subject to the time limitations in Section 7.1(a)(i)(A), the limitations on Damages with respect to Pre-Closing Sales Tax Obligations (as set forth in the definition of Pre-Closing Sales Tax Obligations), the Pre-Closing Sales Tax Cap, the Voluntary Sales Tax Cap and the limitations and conditions set forth in Section 5.5(d) and Section 7.2(c) below);

(vii) any Shortfall Amount;

(viii) any refund payable to Bank of New York by the Company arising out of billing by the Company to Bank of New York during the period of 2009 through 2012; or

(ix) any fraud or intentional misrepresentation by the Company (or any of its agents) or the Selling Members in connection with this Agreement, any other Company Document or the transactions contemplated hereby or thereby.

(b) Indemnification by Purchaser. Subject to the limitations set forth in this Article 7, from and after the Effective Time, Purchaser shall indemnify and hold harmless the Selling Members and their respective heirs, executors, administrators, legal representatives, agents and other representatives (collectively, the “Selling Member Indemnified Parties” and, together with the Purchaser Indemnified Parties, the “Indemnified Parties”), from, against and in respect of any and all Damages directly or indirectly paid, sustained or incurred by any of the Selling Member Indemnified Parties (or any of them) directly or indirectly resulting from, arising out of or in connection with, or in any way related to, any of the following:

(i) (A) any failure of any representation or warranty made by Purchaser in this Agreement (other than the Special Indemnification Representations) to be true and correct as of the date hereof or as of the Closing Date as if such representation or warranty had been made at and as of the Closing Date or in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct, or (B) any failure of any representation, warranty or certification made by Purchaser in any other Purchaser Document (other than with respect to Special Indemnification Representations) to be true and correct at and as of the date of such document, schedule, certificate or other instrument or in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct;

(ii) (A) any failure of any Special Indemnification Representation made by Purchaser in this Agreement to be true and correct as of the date hereof or as of the Closing Date as if such Special Indemnification Representation had been made at and as of the Closing Date or, in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct, or (B) any failure of any such Special Indemnification Representation (or certification in respect thereof) made by Purchaser in any other Purchaser Document, to be true and correct at and as of the date of such document, schedule, certificate or other instrument or in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct;

(iii) any breach or non-fulfillment of any covenant or other agreement made or to be performed by Purchaser in this Agreement or in any other Purchaser Document;

(iv) any Excess Amount; or

(v) any fraud or intentional misrepresentation by Purchaser (or any of its agents) in connection with this Agreement, any other Purchaser Document or the transactions contemplated hereby or thereby.

(c) Limitations on Indemnification.

(i) Exceptions to Limitations. Notwithstanding anything to the contrary set forth in this Agreement, (A) nothing set forth in this Article 7 or elsewhere in this Agreement shall limit the liability of any party for any breach of this Agreement if the Membership Interest Purchase is not consummated, and (B) nothing set forth in this Article 7 or elsewhere in this Agreement shall limit the liability of any party for any claims or causes of action arising out of fraud or intentional misrepresentation under applicable law by such party (or any of its agents and in the case of the Selling Members, fraud or intentional misrepresentation of the Company).

(ii) Holdback Amount. The Holdback Amount (including any Escrowed Holdback Amount) shall be available to compensate the Purchaser Indemnified Parties for their Indemnification Claims and the Purchaser shall have the right to set off, or make a claim pursuant to the Escrow Agreement, against the Holdback Amount (including any Escrowed Holdback Amount) in an amount equal to any indemnification obligations of the Company or the Selling Members pursuant to this Article 7 (subject to the right of the Selling Members to dispute any such Indemnification Claims and the resolution of any disputes in the manner set forth in this Article 7). Notwithstanding anything to the contrary set forth in this Agreement (but subject to the provisions of Section 7.2(c)(iii) below), the Holdback Amount shall be the Purchaser Indemnified Parties’ sole and exclusive security and source of recovery for any of their Indemnification Claims under and pursuant to clause (i) of Section 7.2(a); provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, (A) the preceding restrictions set forth in this Section 7.2(c)(ii) shall not in any way limit or otherwise restrict any right in respect of any Indemnification Claims under or pursuant to clauses (ii) through (viii) of Section 7.2(a) inclusive (but subject to other limitations on indemnification expressly set forth in this Agreement), or any other claims or causes of action arising out of fraud or intentional misrepresentation under applicable law by the Company (or any of its agents) or the Selling Members, (B) no Indemnified Party shall be precluded, restricted or otherwise limited in respect of bringing or participating in any claims or causes of action arising out of fraud or intentional misrepresentation or with respect to amounts recoverable against any Person arising out of the fraud or intentional misrepresentation by such Person; and (C) any Damages for Indemnification Claims of the Purchaser Indemnified Parties which exceed the Holdback Amount and which may be recovered by the Purchaser Indemnified Parties from the Selling Members pursuant to this Agreement shall be paid 50% in cash and 50% in Parent Shares (assuming, for the purposes of this clause (C) only, a value per share for each Parent Share equal to the Stock Indemnity Value), provided that, if the total value of the Parent Shares owned by the Selling Members as of the time such Damages are determined to be due and payable to Purchaser are less than 50% of the Damages so determined, the percentage of such Damages required to be paid in cash shall be increased accordingly to cover, together with the total value of the Parent Shares then owned by the Selling Members, 100% of the Damages. For the purposes of this Agreement, “Stock Indemnity Value” shall mean $3.45 per share, which amount represents a per share value solely for the purposes of the indemnification provisions of this Agreement, which amount has been negotiated on an arms-length basis by the parties hereto, and shall not at any time be construed to be the fair market value of the Parent Shares for any other purpose, including without limitation, Tax reporting purposes.

(iii) Intellectual Property Matters. The aggregate maximum indemnification obligation of the Selling Members for Damages under Section 7.1(a)(i)(B) shall not exceed, in the aggregate, $3,000,000, except for Damages arising out of or related to fraud or intentional misrepresentation, which shall not be so limited.

(iv) Indemnification Cap. The aggregate maximum indemnification obligation of each Selling Member for Damages under this Agreement shall not exceed, in the aggregate, an amount equal to the sum (the “Indemnification Cap”) of (A) the amount of the Closing Payment made to such Selling Member, plus (B) the Parent Shares issued to such Selling Member at the Closing (assuming, for the purposes of this clause (iv) only, a price per share for the Parent Shares equal to the Stock Indemnity Value plus (C) the Pro Rata Portion of the Holdback Amount paid or payable to such Selling Member, plus (D) the Pro Rata Portion of the Post Closing Payments (assuming a price per share equal to the Stock Indemnity Value for any Parent Shares issued or to be issued as part of the Post-Closing Payments), in all cases except for Damages arising out of or related to fraud or intentional misrepresentation, which shall not be so limited. The aggregate maximum indemnification obligation of Purchaser for Damages under this Agreement shall not exceed, in the aggregate, an amount equal to the Indemnification Cap (which, for the avoidance of doubt, shall mean the aggregate amount of the Indemnification Cap for all Selling Members), in all cases except for Damages arising out of or related to fraud or intentional misrepresentation, which shall not be so limited.

(v) Basket Amount. The Purchaser Indemnified Parties shall not be entitled to recover any Indemnification Claims under or pursuant to Section 7.2(a)(i) or Section 7.2(a)(ii) unless and until all Damages directly or indirectly paid, sustained or incurred by the Purchaser Indemnified Parties (or any of them) exceeds $130,000 (the “Basket Amount”) in the aggregate, and if the aggregate of all Damages directly or indirectly paid, sustained or incurred against by the Purchaser Indemnified Parties (or any of them) exceeds the Basket Amount, then the Purchaser Indemnified Parties shall be entitled to indemnification for all such Damages from the first dollar of such Damages without regard to the Basket Amount; provided, however, that, notwithstanding the foregoing, the preceding restriction set forth in this Section 7.2(c)(v) shall not in any way limit or otherwise restrict any right in respect of Indemnification Claims pursuant to Section 7.2(a)(iii) through Section 7.2(a)(ix) inclusive, or any other claims or causes of action arising out of fraud or intentional misrepresentation under applicable law. The Selling Member Indemnified Parties shall not be entitled to recover any Indemnification Claims under or pursuant to Section 7.2(b)(i) and Section 7.2(b)(ii) unless and until all Damages directly or indirectly paid, sustained or incurred by the Selling Member Indemnified Parties (or any of them) exceeds the Basket Amount, and if the aggregate of all Damages paid, sustained or incurred against by the Selling Member Indemnified Parties (or any of them) exceeds the Basket Amount, then the Selling Member Indemnified Parties shall be entitled to indemnification for all such Damages from the first dollar of such Damages without regard to the Basket Amount; provided, however, that, notwithstanding the foregoing, the preceding restriction set forth in this Section 7.2(c)(v) shall not in any way limit or otherwise restrict any right in respect of Indemnification Claims pursuant to Section 7.2(b)(iii) through (v) inclusive, or any other claims or causes of action arising out of fraud or intentional misrepresentation under applicable law.

(vi) Pre-Closing Sales Tax Obligations. Notwithstanding any other provision contained herein to the contrary, including without limitation, any provisions of this Agreement relating to maximum indemnification obligations or survival of representations and warranties and indemnification rights relating thereto, and subject to the conditions and limitations under Section 5.5(d)(i):

(A) any and all Pre-Closing Sales Tax Obligations suffered or incurred by the Company or any of its affiliates or which otherwise become due and owing by the Company or its affiliates to any Governmental Authority from and after the Closing as a result of, or in connection with, any and all Voluntary Disclosures in any one or more jurisdictions (collectively, “Voluntary Sales Tax Obligations”), shall be paid equally by the Selling Members, on one hand, and Purchaser on the other hand, on a 50/50 basis (subject to the Voluntary Sales Tax Cap for the Selling Members’ obligation with respect thereto);

(B) the maximum aggregate indemnification obligation or any other liability of the Selling Members for any and all Voluntary Sales Tax Obligations (whether pursuant to Section 7.2(a)(vi) or resulting from a breach of any Tax representation or warranty by the Selling Members or otherwise) shall in no event exceed, in the aggregate, $350,000 (the “Voluntary Sales Tax Cap”);

(C) the maximum aggregate indemnification obligations and any other liabilities of the Selling Members for any and all Pre-Closing Sales Tax Obligations (including, for the avoidance of doubt, any Voluntary Sales Tax Obligations), whether pursuant to Section 7.2(a)(vi) or as a result of a breach of any Tax representation or warranty by the Selling Members or otherwise, shall in no event exceed in the aggregate $750,000 (the “Pre-Closing Sales Tax Cap”); and the first $350,000 of all such Pre-Closing Sales Tax Obligations (including any payments with respect to Voluntary Sales Tax Obligations) (the “Pre-Closing Sales Tax Threshold”) shall be paid in cash (first out of the Holdback Amount (including any Escrowed Holdback Amount), if and to the extent available), and any balance of the Pre-Closing Sales Tax Obligations in excess of the Pre-Closing Sales Tax Threshold (up to the Pre-Closing Sales Tax Cap) shall be satisfied in Parent Shares (assuming for the purposes of this clause (C) only, a value per share for the Parent Shares equal to the Stock Indemnity Value); provided that, if the total value of the Parent Shares owned by the Selling Members as of the time any Pre-Closing Sales Tax Obligations in excess of the Pre-Closing Sales Tax Threshold are determined to be due and payable to Purchaser is less than 100% of the amount so determined, such shortfall shall be paid in cash; and

(D) all of the Selling Members’ obligations and liabilities with respect to any and all Pre-Closing Sales Tax Obligations (including Voluntary Sales Tax Obligations), whether pursuant to Section 7.2(a)(vi) or resulting from a breach of any Tax representation or warranty by the Selling Members or otherwise), shall survive for a period of, and shall terminate on the date which is, three (3) years after the Closing Date (the “Pre-Closing Sales Tax Indemnity Period”), and the Selling Members shall have no obligation or liability with respect to a Pre-Closing Sales Tax Obligation unless Purchaser has made an Indemnification Claim therefor on or prior to the expiration of the Pre-Closing Sales Tax Indemnity Period in accordance with this Agreement, in which case Purchaser’s right to seek indemnification or other recovery from the Selling Members for such Indemnification Claim made within the Pre-Closing Sales Tax Indemnity Period shall continue to survive.

(vii) Sole and Exclusive Remedy. The Selling Members (for themselves and on behalf of each Selling Member Indemnified Party) and Purchaser (for itself and on behalf of each Purchaser Indemnified Party) agree that, except (i) in the case of fraud or intentional misrepresentation, and (ii) for equitable remedies, the indemnification rights under this Article 7 shall be the sole and exclusive remedy of such parties (and their respective Indemnified Parties) with respect to any Damages suffered or incurred from and after the Closing under or in connection with this Agreement, including with respect to any breach of any representations, warranties or covenants contained herein.

(viii) Infringement Claim. Notwithstanding any representation or warranty of the Selling Members or the Company or any other provision of this Agreement, the Selling Members shall have no liability or obligation whatsoever to Purchaser or any other Purchaser Indemnified Party, whether for indemnification or otherwise, with respect to or arising out of any Action threatened, asserted, filed or brought by Apptio, Inc. or any of its affiliates against the Company, Purchaser or any other Purchaser Indemnified Party relating to any patent or other intellectual property infringement claims.

(d) Indemnification Claims.

(i) If an Indemnified Party is of the opinion that he, she or it has or may acquire a right to indemnification under this Article 7 (each, an “Indemnification Claim”), such Indemnified Party shall promptly so notify the other party obligated to provide indemnification hereunder (the “Indemnifying Party”) in a written notice, signed by such Indemnified Party, or any officer thereof where applicable (each, an “Indemnification Claim Certificate”) (i) stating that such Indemnified Party has directly or indirectly paid, sustained or incurred any Damages, or reasonably anticipates that he, she or it will directly or indirectly pay, sustain or incur any Damages, (ii) specifying in reasonable detail the individual items of Damages included in the amount so stated (and the method of computation of each such item of Damages; if applicable), the date each such item of Damages was paid, sustained or incurred, or the basis for such reasonably anticipated Damages, (iii) a brief description in reasonable detail (to the extent available to such Indemnified Party) of the facts, circumstances or events giving rise to each item of Damages based on such Indemnified Party’s good faith belief thereof, including the identity and address of any third-party claimant and copies of any formal demand or complaint relating thereto, and (iv) the basis for indemnification under Section 7.2 to which such item of Damages is related (including, if applicable, the specific nature of the misrepresentation, or the breach of warranty or covenant). Subject to the provisions of Section 1.1(a)(iii), upon delivery of an Indemnification Claim Certificate by Purchaser, any Holdback Amount, or if applicable, any Post Closing Payment, that may become payable pursuant to this Agreement, shall not be paid to the Selling Members until such Indemnification Claim contained in such Indemnification Claim Certificate shall be resolved in accordance with this Section 7.2(d) (but solely to the extent of the Damages claimed in such Indemnification Claim Certificate, with the balance of such amount payable to the Selling Members to be paid in accordance with this Agreement).

(ii) If the Indemnifying Party does not object in writing to the Indemnified Party, pursuant to Section 7.2(d)(iii) to any individual items of Damages set forth in an Indemnification Claim Certificate delivered by any Indemnified Party or Parties pursuant to Section 7.2(d)(i) within thirty (30) days after receipt of such Indemnification Claim Certificate, the Indemnifying Party shall be conclusively deemed to have acknowledged and irrevocably consented to the Indemnified Party’s recovery of the full amount of all such items of Damages set forth in such Indemnification Claim Certificate.

(iii) In the event that an Indemnifying Party seeks to contest any individual items of Damages set forth in an Indemnification Claim Certificate pursuant to Section 7.2(d)(i), the Indemnifying Party shall notify the Indemnified Party in writing, within thirty (30) days after such Indemnification Claim Certificate is sent, of the Indemnifying Party’s objection, which notice shall set forth a brief description in reasonable detail of the basis for objecting to each item of Damages based on the Indemnifying Party’s good faith belief thereof. Upon the Indemnified Party’s receipt of a written notice of objection from the Indemnifying Party pursuant to the preceding sentence, the parties involved in the Indemnification Claim shall attempt in good faith to agree upon the rights of the respective parties with respect to the disputed items of Damages. If such parties should so agree, a memorandum setting forth the agreement reached by the parties with respect to such disputed items of Damages shall be prepared and signed by both parties and, if applicable, the amount of Damages shall be permanently retained by the Purchaser and shall reduce the available Holdback Amount that may become payable pursuant to Section 1.1(a), or, if applicable, paid out of the Escrowed Holdback Amount pursuant to the Escrow Agreement.

(iv) If within sixty (60) days after the Indemnifying Party’s receipt of such Indemnification Claim Certificate, and after good faith negotiations, the parties are unable to agree on the rights of the respective parties with respect to any disputed items of Damages set forth in an Indemnification Claim Certificate, the Indemnified Party may bring suit in the courts identified in Section 9.11 hereof to resolve the matter.

(e) Third Party Actions. Except for Tax matters addressed in Section 5.5, in the event any Action is instituted against an Indemnified Party which involves or appears reasonably likely to involve an Indemnification Claim hereunder (a “Third Party Claim”), the Indemnified Party will, promptly after receipt of notice of any such Action (and in no event later than 5 business days after receipt of such notice), notify the Indemnifying Party of the commencement thereof. The failure to so notify the Indemnifying Party of the commencement of any such Action will relieve the Indemnifying Party from liability in connection therewith only if and to the extent that such failure materially and adversely affects the ability of the Indemnifying Party to defend its interests in such Action. The Indemnifying Party shall have the right, in its sole discretion, to control the defense or settlement of such Action; provided, however, that the Indemnified Party and its counsel (at such party’s sole expense) may participate in (but not control the conduct of) the defense of such Action; and provided further that, (i) unless the Indemnified Party shall have provided its consent thereto (which consent shall not be unreasonably withheld, conditioned or delayed), any settlement of such Action by the Indemnifying Party shall include an absolute, unconditional and irrevocable release in favor of the Indemnified Party by the third party claimants in the Action from and against all claims, obligations and liabilities relating to the Action, and (ii) except with the consent of the Indemnified Party and the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed, no settlement of any such Action with third party claimants shall be determinative of the amount of Damages (if any) relating to such matter. In the event that the Indemnifying Party has consented to any such settlement, the Indemnifying shall have no power or authority to object under any provision of this Article 7 to the amount of the Indemnification Claim, with respect to such settlement.

(f) Definition of Damages. For all purposes of and under this Agreement, the term “Damages” shall mean the amount of any damage, loss, liability, claim, deficiency, Tax, judgment, fine, penalty, cost or other expense (including reasonable attorneys’, consultants’ and experts’ fees and expenses) directly or indirectly paid, sustained or incurred by the Indemnified Parties (or any of them), and any and all reasonable fees and costs of enforcing the Indemnified Party’s rights under this Agreement; provided however, “Damages” shall not include special, punitive or treble damages of any party, including, without limitation, loss of revenue, income or profits, diminution in value or loss of business reputation, whether in tort, contract or otherwise, unless the Indemnified Party is required to pay any such Damages to a third party. Any Damages suffered or incurred by an Indemnified Party for which an indemnification claim is made under this Article 7 shall be net of, and reduced by, the amount of any insurance proceeds or any other recovery actually received by the Indemnified Party from any third party with respect to the applicable Damages (in any such case, net of any reasonable costs of recovery and any increased premiums resulting from the insurance claim). If the Indemnified Party receives a payment or benefit described in the foregoing sentence (a “Mitigation Benefit”) after it has already received an indemnification payment on account of its claim, then it shall promptly reimburse the Indemnifying Party for the amount of the Mitigation Benefit to the extent that such Mitigation Benefit was not already deducted from the indemnification payment made by the Indemnifying Party. Purchaser shall or shall cause the Company to use commercially reasonable efforts to pursue all viable recoveries, claims or other recourse against insurers to recover, reduce, mitigate or offset any Damages which are subject to or relate to an indemnification claim hereunder, provided that Purchaser shall have sole and absolute discretion whether to institute litigation with respect to any such matters.

(g) No Right of Contribution. After the Closing, the Selling Members shall not have any right of contribution against Purchaser or the Company for any inaccuracy in any representation or warranty of the Company or the Selling Members or breach of any covenant or agreement of the Company or the Selling Members.

(h) Treatment of Indemnity Payments. Unless otherwise required by applicable Law, all indemnification payments made pursuant to this Article 7 shall be treated as an adjustment to the Final Adjusted Consideration for Tax purposes, and no party shall take any position inconsistent with such characterization. Notwithstanding the foregoing, if the parties, acting in good faith, agree that such indemnification payments is required by applicable Law to not be treated as on adjustment to the Final Adjusted Consideration, then such indemnification payments shall not be treated as an adjustment to the Final Adjusted Consideration. The parties shall (upon request of any party no later than ten (10) business days after it is agreed or determined that the relevant indemnity payment is payable hereunder) consult in good faith for a period of not less than ten (10) business days (or such longer or shorter period as the parties may agree) with respect to the Tax treatment of such indemnification payment.

(i) Cooperation. If, after the Closing Date, any Purchaser Indemnified Party seeks indemnification or recovery from one or more other parties to a Contract of the Company, or otherwise seeks to enforce such Contract, or to enforce intellectual property rights of the Company or defend itself against claims made by a third party against the Company, and, in order to defend itself or obtain such indemnification, recovery or enforcement, it is necessary for any Selling Member to participate in any Proceeding or otherwise provide assistance to the Purchaser Indemnified Party, then, at the request and the sole cost and expense of Purchaser (including without limitation, fees and expenses of professionals, out of pocket travel expenses and lost salary or other income resulting from such activities), such Selling Member will take such action as the Purchaser Indemnified Party may reasonably request in connection with the Purchaser Indemnified Party’s efforts to defend itself or obtain such indemnification, recovery or enforcement.

ARTICLE 8

TERMINATION

8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by mutual written agreement of the Company, the Selling Members and Purchaser;

(b) by either Purchaser, on one hand, or the Company and the Selling Members on the other hand, if the Closing Date shall not have occurred by November 30, 2013 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the transactions contemplated hereby to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Purchaser, on one hand, or the Company and the Selling Members on the other hand, if: (i) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby, or (ii) any Governmental Authority shall have issued or granted a temporary restraining order, preliminary or permanent injunction or other order, or other similar legal restraint, in any such case that has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby, and such order, injunction or restraint shall have become final and nonappealable;

(d) by Purchaser, if any Governmental Authority shall have taken any action, or enacted, issued, promulgated, enforced, entered or deemed applicable to the Membership Interest Purchase any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent), that has the effect of (i) prohibiting Purchaser’s ownership or operation of any portion of the business of the Company, or (ii) compelling Purchaser or the Company to dispose of or hold separate all or any portion of the business or assets of Purchaser or any of its Subsidiaries or the Company, in any case in connection with the transactions contemplated hereby;

(e) by Purchaser, if (i) there has been a breach of any representation, warranty, covenant or agreement of the Company or the Selling Members set forth in this Agreement such that, if not cured on or prior to the Closing Date, the conditions set forth in Sections 6.2(a) or 6.2(b) would not be satisfied and such breach has not been cured within twenty (20) days after written notice thereof to the Company, provided, however, that no cure period shall be required for a breach which by its nature cannot be cured, or (ii) a Company Material Adverse Effect has occurred;

(f) by the Company and the Selling Members, if there has been a breach of any representation, warranty, covenant or agreement of Purchaser set forth in this Agreement such that, if not cured on or prior to the Closing Date, the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied and such breach has not been cured within twenty (20) days after written notice thereof to Purchaser, provided, however, that no cure period shall be required for a breach which by its nature cannot be cured; or

(g) by either Purchaser, on one hand, or the Company and the Selling Members on the other hand, within three (3) business days of the other party updating its disclosure schedule pursuant to Section 5.2(c).

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser, the Selling Members, the Company or their respective officers, managers or members; provided, however, that notwithstanding any termination of this Agreement, following any termination of this Agreement in accordance with its terms, any party hereto shall remain liable thereafter for any claims or causes of action under applicable law arising out of fraud or intentional misrepresentation by such party in connection with this Agreement or the transactions contemplated hereby and for any intentional breach of this Agreement that occurred prior to such termination; and provided further, that, the provisions of Section 5.2 (Public Announcements), Section 5.4 (Fees and Expenses), this Section 8.2 and Article 9 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article 8. Termination of this Agreement pursuant to Section 8.1 shall not terminate, limit or affect any obligations of Purchaser or the Company under any confidentiality or non-disclosure agreement by and between the Parent (or its affiliates) and the Company.

ARTICLE 9

MISCELLANEOUS

9.1 Amendments; No Waiver. Subject to applicable Legal Requirements, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by each party against whom the waiver is to be effective. No course of dealing and no failure or delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party’s rights, powers and remedies. The failure of any of the parties to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by any of the parties to this Agreement of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach hereunder. No single or partial exercise of any right, power or remedy conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

9.2 Notices. All notices, requests, demands, consents and communications necessary or required under this Agreement shall be delivered by hand or sent by registered or certified mail, return receipt requested, by overnight prepaid courier or by facsimile (receipt confirmed) to:

(a) if to Parent, to:

Silverback Enterprise Group, Inc.

Frost Tower, 29th Floor

401 Congress Avenue

Austin, Texas 78701

Attention: Chief Executive Officer

Telephone No.: (512) 567-8020

Facsimile: (512) 721-1218

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, Texas 78746-5546

Attention: Brian K. Beard

Telephone No.: (512) 338-5400

Facsimile No.: (512) 338-5499

(b) if to Purchaser, to:

Upland Software, Inc.

Frost Tower, 29th Floor

401 Congress Avenue

Austin, Texas 78701

Attention: Chief Executive Officer

Telephone No.: (512) 567-8020

Facsimile: (512) 721-1218

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, Texas 78746-5546

Attention: Brian K. Beard

Telephone No.: (512) 338-5400

Facsimile No.: (512) 338-5499

(c) if to the Company (prior to the Effective Time), to:

ComSci, LLC

485B Route 1 South, Suite 100

Iselin, New Jersey 08830

Attention: Robert J. Svec; and Dr. Alan C. Maltz

Telephone No: (732) 733-1415

Facsimile: (732) 632-1830

with a copy (which shall not constitute notice) to:

Wolff & Samson PC

One Boland Drive

West Orange, New Jersey 07052

Attention: Daniel A. Schwartz, Esq.

Telephone No.: (973) 530-2005

Facsimile: (973) 530-2205

(d) if to the Selling Members, to:

Robert J. Svec

[***]

Dr. Alan C. Maltz

[***]

with a copy (which shall not constitute notice) to:

Wolff & Samson PC

One Boland Drive

West Orange, New Jersey 07052

Attention: Daniel A. Schwartz, Esq.

Telephone No.: (973) 530-2005

Facsimile: (973) 530-2205

All such notices, requests, demands, consents and other communications shall be deemed to have been duly given or sent one day following the date mailed if sent by overnight courier, or on the date on which delivered by hand or by facsimile transmission (receipt confirmed), as the case may be, and addressed as aforesaid.

9.3 Successors and Assigns. All covenants and agreements and other provisions set forth in this Agreement and made by or on behalf of any of the parties hereto shall bind and inure to the benefit of the successors, heirs and permitted assigns of such party, whether or not so expressed. None of the parties may assign or transfer any of their respective rights or obligations under this Agreement without the consent in writing of the Company, Purchaser and the Selling Members. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit (a) Purchaser from merging the Company with and into Purchaser or assigning any of the rights of Purchaser hereunder to a direct or indirect subsidiary of Parent after the Closing, and (b) any Selling Member from assigning his rights and interests with respect to all or any portion of the Parent Shares or any of the Post-Closing Payments to any trust, corporation, limited partnership, limited liability company or other entities which are majority owned and/or controlled by the Selling Member for the purposes of estate planning of such Selling Member (so long as such entity owned and/or controlled by the Selling Member is not engaged in any other business).

9.4 Certain Interpretations. When a reference is made in this Agreement to a Schedule, Annex or an Exhibit, such reference shall be to a Schedule, Annex or an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references in this Agreement to a legal entity (including the Company) shall be deemed to refer to such entity and its Subsidiaries unless the context requires otherwise. Where a reference is made to a law, such reference is to such law, as amended, and all rules and regulations promulgated thereunder, unless the context requires. Unless the context of this Agreement otherwise requires (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number respectively, and (iii) the terms “hereof,” “herein,” “hereunder,” and derivative or similar words refer to this entire Agreement. All references in this Agreement to the Subsidiaries of a legal entity shall be deemed to include all direct and indirect Subsidiaries of such entity. Documents or other information and materials shall be deemed to have been “Delivered” if and only if, prior to the execution and delivery of this Agreement by the parties hereto, the Delivering party has furnished or otherwise made available accurate, complete and correct copies of such documents and information and other materials to the recipient party and/or its designated advisors, agents or representatives.

(a) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.5 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts (which may be by facsimile) and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

9.6 Severability. In the event that any one or more of the provisions contained herein is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party), it being intended that the rights and privileges of each party shall be enforceable to the fullest extent permitted by applicable Legal Requirements, and any such invalidity, illegality and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party).

9.7 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby agree to waive any requirements for posting a bond in connection with any such action.

9.8 Other Remedies. Subject to the conditions and limitations set forth in this Agreement, including the provisions of Article 7, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.9 Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person any rights or remedies under or by reason of this Agreement or any other certificate, document, instrument or agreement executed in connection herewith, or be relied upon by other than the parties hereto and their permitted successors or assigns.

9.10 Governing Law. All matters arising under or related to this Agreement and the Agreement, including the validity hereof and the rights and obligations of the parties hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware applicable to contracts made and to be performed entirely in such state (without giving effect to the conflicts of laws provisions thereof).

9.11 Consent to Jurisdiction. Without limiting the other provisions of this Section 9.11, the parties hereto agree that any legal proceeding by or against any party hereto or with respect to or arising out of this Agreement shall be brought exclusively in any state or federal court located in New York, New York. By execution and delivery of this Agreement, each party hereto irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes arising under this Agreement and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties hereto irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by applicable law. The parties hereto hereby waive any right to stay or dismiss any action or proceeding under or in connection with this Agreement brought before the foregoing courts on the basis of (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process, (b) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (c) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

9.12 Entire Agreement. This Agreement, including the Disclosure Schedule (and all exhibits and schedules thereto), all Exhibits, Annexes and Schedules to this Agreement, and all other agreements referred to herein, is complete, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof, and all inducements to the making of this Agreement relied upon by all the parties hereto, have been expressed herein or in such Disclosure Schedule, Exhibits, Annexes, Schedules or other agreements and this Agreement (including such Disclosure Schedule, Exhibits, Annexes, Schedules and other agreements) supersedes any prior understandings, agreements or representations by or among the parties, written or oral, including without limitation, that certain letter of intent dated July 25, 2013 between the Company and Parent (or its affiliate), to the extent they relate in any way to the subject matter hereof.

9.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

9.14 Guarantee. Parent hereby unconditionally and irrevocably guarantees to the Selling Members the full and prompt performance, satisfaction and payment of Purchaser’s obligations to the Selling Members as required pursuant to this Agreement, if, as and when the same become due and owing or payable. Prior to enforcing this guaranty, the Selling Members shall not be required to enforce or exhaust any of their rights and remedies against Purchaser, this being a guaranty of payment and not of collection.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement under seal as of the day and year first above written.

SILVERBACK ENTERPRISE GROUP, INC.

By:	/s/ JOHN T. MCDONALD
John T. McDonald, Chief Executive Officer

COMSCI, L.L.C.

By:	/s/ ROBERT J. SVEC
Name: Robert J. Svec Title: Managing Member

SELLING MEMBERS

By:	/s/ ROBERT J. SVEC
ROBERT J. SVEC

By:	/s/ ALAN C. MALTZ
ALAN C. MALTZ

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT]

UPLAND SOFTWARE, INC.

By:	/s/ JOHN T. MCDONALD
Name: John T. McDonald Title: President

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT]

ANNEX A

CERTAIN DEFINITIONS

For purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Acquisition Proposal” shall mean any inquiry, offer, proposal or indication of interest (other than this Agreement or any other inquiry, offer, proposal or indication of interest by Purchaser), or any public announcement of intention to make any inquiry, offer, proposal or indication of interest (including any request for information from the Company or the Company Representatives), contemplating, relating to or otherwise involving in any way any acquisition or license of all or a significant portion of the Company’s business, properties, assets or technologies, or any amount of the Company Interests (whether or not outstanding), whether by equity purchase, asset purchase, merger, consolidation, reorganization, restructuring, license or any other form of transaction or series of transactions.

(b) “Action” shall mean any private or governmental action, suit, claim, charge, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, audit, hearing, complaint, demand or other proceeding to, from, by or before any arbitrator, court, tribunal or other Governmental Authority.

(c) “Base Consideration” shall mean (i) $6,415,000, minus (ii) the Holdback Amount, minus (iii) the sum of (A) the aggregate amount of any and all Transaction Expenses (if and to the extent not paid by the Company or the Selling Members prior to the Closing), plus (B) the aggregate amount of any and all Change in Control Payments (if and to the extent not paid by the Company or the Selling Members prior to the Closing), plus (C) an amount equal to all outstanding Indebtedness (excluding the Indebtedness related to the Company’s equipment lines with Ricoh and IBM disclosed on the Disclosure Schedule) (if and to the extent not paid by the Company or the Selling Members prior to the Closing).

(d) “Cash” means cash and cash equivalents within the meaning of GAAP.

(e) “Change in Control Payments” shall mean any severance, accrued vacation, bonus or other similar payment under any Contract or Company Employee Plan, which is owed to a Selling Member, or to a Person related to a Selling Member, as a result of the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated hereby, including, for the avoidance of doubt, any employer or similar Taxes arising as a result of such payments.

(f) “Closing Cash” the amount of the Company’s Cash at the Closing.

(g) “Closing Net Working Capital” shall mean the Net Working Capital of the Company at the Closing.

(h) “Company Intellectual Property” means any and all Technology and any and all Intellectual Property Rights, including Company Registered Intellectual Property Rights, that is or are owned (in whole or in part) by, purported to be owned by, exclusively licensed to or otherwise exclusively controlled by, or purported to be exclusively licensed to or otherwise exclusively controlled by, the Company or any of its subsidiaries.

(i) “Company Interests” shall mean all membership or other equity or ownership interests in the Company.

(j) “Company Documents” shall mean this Agreement and each other agreement, certificate or instrument contemplated by this Agreement or to be executed by the Company or the Selling Members in connection with the consummation of the transactions contemplated by this Agreement.

(k) “Company Indebtedness” shall mean any Indebtedness of the Company.

(l) “Company Material Adverse Effect” shall mean any change, event, development, circumstance or effect that, individually or in the aggregate with all other changes, events, developments, circumstances and effects, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), assets, liabilities, prospects, results of operations, or capitalization of the Company, taken as a whole; provided, however, that in determining whether a Company Material Adverse Effect has occurred, is reasonably likely to occur, would reasonably be expected to occur, or would or could occur, there shall be excluded any effect on the Company resulting from, relating to or arising out of in connection with any of the following (either alone or in combination): (i) changes in, or conditions affecting, economic, political, business or financial market conditions generally, provided that such changes or conditions do not have a disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates; (ii) changes in, or conditions affecting, the industry in which the Company operates, provided that such changes or conditions do not have a disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates; (iii) any generally applicable change in law, rule or regulation, or in the interpretation of any of the foregoing by any Person other than the Company, provided that such changes do not have a disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates; and (iv) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, provided that such changes do not have a disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates.

(m) “Company Registered Intellectual Property Rights” means all of the Registered Intellectual Property owned by, filed in the name of, or applied for the Company or any of its subsidiaries

(n) “Company Securities” shall mean all securities of the Company, including all Company Interests and all other securities or rights, including options and warrants, that are convertible into, or exercisable or exchangeable for, securities of the Company.

(o) “Continuing Employees” shall mean those employees of the Company who are employed by the Company as of Closing.

(p) “Contract” shall mean any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent, covenants not to compete, employment agreements and purchase orders) and any amendments, supplements, or other modifications thereto, including as of the Closing or as may hereafter be in effect.

(q) “Disclosure Schedule” shall mean the Company’s disclosure schedule of even date herewith and executed and delivered to Purchaser in connection with this Agreement.

(r) “Employee Agreement” shall mean each employment, change in control, severance, separation, settlement, retention, bonus, consulting, contractor, relocation, repatriation, expatriation, visa, work permit or other agreement, contract or understanding between the Company and any Employee.

(s) “Employee” shall mean any current or former or retired employee, consultant, contractor or manager of the Company or any ERISA Affiliate.

(t) “Encumbrance” shall mean any claim, charge, easement, encumbrance, lease, lien, covenant, security interest, option, pledge, rights of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by Contract, agreement, understanding, law, equity or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

(u) “Estimated Adjusted Consideration” shall mean the Base Consideration, either (i) plus the amount, if any, by which Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)) is greater than the Targeted Net Working Capital Amount if such amount is greater than the Targeted Net Working Capital Amount, or (ii) minus the amount, if any, by which Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)) is less than the Targeted Net Working Capital Amount if such amount is less than the Targeted Net Working Capital Amount.

(v) “Final Adjusted Consideration” shall have the following meaning:

(i) If the Actual Closing Net Working Capital (as determined pursuant to Section 1.3(b)) is equal to the Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)), then “Final Adjusted Consideration” shall be the same amount as the Estimated Adjusted Consideration;

(ii) If the Actual Closing Net Working Capital (as determined pursuant to Section 1.3(b)) is greater than the Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)), then “Final Adjusted Consideration” shall mean the Estimated Adjusted Consideration, plus the amount by which Actual Closing Net Working Capital is greater than Estimated Closing Net Working Capital; or

(iii) If the Actual Closing Net Working Capital (as determined pursuant to Section 1.3(b)) is less than the Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)), then “Final Adjusted Consideration” shall mean Estimated Adjusted Consideration, minus the amount by which Estimated Closing Net Working Capital is greater than Actual Closing Net Working Capital.

(w) “GAAP” shall mean United States generally accepted accounting principles applied on a consistent basis.

(x) “Governmental Authority” shall mean any United States federal, state, municipal or local or any foreign government, or political subdivision thereof, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or other governmental power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

(y) “Indebtedness” shall mean with respect to any Person all Liabilities (including any applicable penalties (including with respect to any prepayment thereof), interest and premiums) (i) for borrowed money or extensions of credit (including bank overdrafts and advances), (ii) evidenced by notes, bonds, debentures, loan agreements or similar instruments, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) of such Person as lessee capitalized in accordance with GAAP, (v) of others secured by an Encumbrance on any asset of such Person, whether or not such obligations are assumed by such Person, (vi) in respect of bankers’ acceptances, letters of credit (including standby and commercial), bank guaranties, surety bonds and similar instruments, and under reverse repurchase agreements, (vii) of such Person in respect of futures contracts, swaps, derivative transactions, other financial Contracts and other similar obligations (including any option to enter into any of the foregoing) (determined on a net basis as if such Contract or obligation was being terminated early, on the date of such determination) or (viii) in the nature of guarantees of the obligations described in clauses (i) through (vii) above of any other Person.

(z) “Intellectual Property Rights” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents and utility models, including utility patents, design patents, plant patents and plant variety protection certificates, and all registrations and applications therefore and all reissues, divisionals, re-examinations, corrections, renewals, extensions, provisionals, continuations and continuations in-part thereof, and other derivatives and certificates associated therewith, and equivalent or similar rights anywhere in the world in inventions and discoveries, including, without limitation, invention disclosures (“Patents”); (ii) all trade secrets and other rights in know-how and confidential or proprietary information throughout the world (“Trade Secrets”); (iii) all copyrights, copyright registrations and applications therefore and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) all mask works, mask work registrations and applications therefore, and any equivalent or similar rights (“Mask Works”); (v) all industrial designs and any registrations and applications therefore throughout the world; (vi) all rights in domain names and applications and registrations therefore (“Domain Names”); (vii) all trade names, trade dress, logos or other corporate designations, common law trademarks and service marks, trademark and service mark registrations and applications therefore and all goodwill associated therewith throughout the world (“Trademarks”); and (viii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, including, without limitation, moral rights and publicity rights.

(aa) “Key Employees” shall mean Robert Svec, Lou Takacs, Bob Bracco, Brian Stedman, Anthony Smaltino, Bernadine Abaya, Diego Arbelaez, Jeff Yoder, and Richard Wintermute.

(bb) “Knowledge” shall mean, with respect to any Person, (i) the actual knowledge of the members of such Person’s Board of Directors (or equivalent governing body), and (ii) the actual knowledge of the officers of such Person; provided that, in the case of the Company, for purposes of this definition of Knowledge, the term “officer” shall mean each Selling Member and any knowledge that such Persons would reasonably be expected to have if and to the extent that each such Person had made reasonable due inquiry of the Persons set forth on Schedule K with such inquiry with respect to each such Person to be limited to the respective area of expertise of such Person.

(cc) “Legal Requirements” shall mean any applicable federal, state, local, non-U.S. or other law, statute, constitution, principle of common law, ordinance, code, directives, order, edict, decree, principle of common law, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Authority.

(dd) “Liability” shall mean any debt, liability and obligation (including any fines and penalties), whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

(ee) “Net Working Capital” shall mean an amount equal to (i) the aggregate value of all current assets of the Company (excluding cash and cash equivalents), less (ii) the aggregate value of all current liabilities of the Company, including, without limitation, accounts payable, checks written in excess of available funds, other payables, employee benefits payable, payroll tax payable, accrued payroll, employee-related liabilities (including sales commissions) and other accrued current liabilities, but excluding all deferred revenue and any Indebtedness related to current liabilities.

(ff) “Normalized Revenue” shall mean the total revenues earned in connection with the BOA Contract during the Normalized Revenue Period.

(gg) Normalized Revenue Period” shall mean the period of 12 months commencing on the earlier of (A) the date which is nine (9) months after the effective date of the BOA Contract, and (B) the date which is fifteen (15) days prior to the date of any written notice from the Selling Members to Purchaser indicating that the Selling Members have decided to commence the Normalized Revenue Period.

(hh) “Permits” shall mean all permits, concessions, certifications, consents, grants, franchises, licenses and other governmental authorizations and approvals.

(ii) “Permitted Encumbrances” shall mean (a) statutory liens for the payment of current taxes that are not yet delinquent or which are being contested in good faith by appropriate procedures and for which sufficient accruals have been made on the Balance Sheet; (b) Encumbrances and liens that arise in the ordinary course of business and consistent with past practice and do not materially impair the Company’s ownership or use of such property or assets; (c) deposits or pledges to secure obligations under worker’s compensation, social security or similar laws, or under unemployment insurance; (d) deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the ordinary course of business; and (e) Encumbrances disclosed in Schedule 2.21 of the Disclosure Schedule.

(jj) “Person” shall mean any individual, company, corporation, limited liability company, general or limited partnership, trust, proprietorship, joint venture, or other business entity, unincorporated association, organization or enterprise, or any Governmental Authority.

(kk) “Pre-Closing Tax Period” shall mean any Tax period (or portion thereof) ending on or prior to the Closing Date.

(ll) “Pre-Closing Sales Tax Obligations” shall mean sales, use, gross receipts, value added and other similar Taxes Liabilities of the Company (including any additional Taxes related thereto and any fines, penalties and interest thereon) in respect of any business conducted by the Company during any Pre-Closing Tax Period but shall exclude (i) any other Damages related thereto such as professional fees, costs and expenses associated with the investigation, negotiation and determination of such Pre-Closing Sales Tax Obligations and (ii) any other Damages related to any Voluntary Disclosure or any Post-Closing Sales Tax Action.

(mm) “Pre-Closing Taxes” shall mean (i) all Pre-Closing Sales Tax Obligations, (ii) all Taxes of the Company for all taxable periods ending on or before the Closing Date and, with respect to any Straddle Period, that portion of any Taxes of the Company for such Straddle Period that is apportioned to the Selling Members pursuant to Section 5.5, (iii) all Taxes for the Pre-Closing Tax Period of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (iv) any and all Taxes of any Person (other than Company) imposed on the Company as a transferee or successor, by contract (other than Taxes attributable to a post-Closing period pursuant to a contract the principal purpose of which is not to address Tax matters) or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring on or before the Closing Date; provided, however, that in the case of clauses (i), (ii), (iii) and (iv) above, the amount of Pre-Closing Taxes shall be net of the amount, if any, previously reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Closing Balance Sheet (rather than in any notes thereto) and taken into account in determining the Actual Closing Net Working Capital.

(nn) “Pro Rata Portion” shall mean, as of any date, with respect to a Selling Member, such Selling Member’s ownership interest in the Company set forth opposite such Selling Member’s name on the Schedule of Members attached hereto.

(oo) “Purchase Price” shall mean the sum of the (i) Closing Payment, (ii) the Parent Shares, (iii) the Holdback Amount, if and to the extent payable to the Selling Members pursuant to the terms hereof, and (iv) the Post-Closing Payments (including any Parent Shares included therein), if and to the extent payable to the Selling Members pursuant to the terms hereof, and in each case, subject to the terms and conditions of this Agreement

(pp) “Purchaser Documents” shall mean this Agreement and each other agreement, certificate or instrument contemplated by this Agreement or to be executed by the Purchaser or Parent in connection with the consummation of the transactions contemplated by this Agreement.

(qq) “Registered Intellectual Property Right(s)” means any and all United States, foreign, national and international: (i) Patents; (ii) registered Trademarks, applications to register Trademarks, including intent to use applications, or other registrations or applications related to Trademarks; (iii) Copyrights registrations and applications to register Copyrights; (iv) Mask Work registrations and applications to register Mask Works; (v) Domain Name registrations; and (vi) any other Intellectual Property Rights related thereto that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public or private legal authority at any time.

(rr) “Security Interest” shall mean any mortgage, security interest, pledge, encumbrance, restriction (and in the case of securities, vote) or lien (whether arising by contract or by operation of law and whether voluntary or involuntary).

(ss) “Subsidiary” shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner (excluding any such partnership where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

(tt) “Targeted Net Working Capital Amount” shall mean an amount equal to $962,178.

(uu) “Tax Law” shall mean any Legal Requirement (whether domestic or foreign) relating to Taxes.

(vv) “Tax Return” shall mean any return, report or statement filed or required to be filed with respect to any Tax (including any elections, declarations, schedules, statements or attachments thereto, and any amendment thereof) including any information return, estimate, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, affiliated, combined, consolidated or unitary returns for any group of entities that includes the Company.

(ww) “Tax” or “Taxes” shall mean (i) all federal, state, county, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, windfall profits, production, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, real and personal property and estimated taxes, customs, duties, fees, assessments and charges of any kind whatsoever, together with any interest, penalties, fines, additions to tax or additional amounts (whether disputed or not) imposed by any Governmental Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person or otherwise by operation of law.

(xx) “Taxing Authority” shall mean the Internal Revenue Service of the United States or any other authority, agency, board or commission (whether state, local or foreign) responsible for the administration of any Tax.

(yy) “Technology” means any or all of the following: (i) products developed or created by the Company or any of its Subsidiaries and any works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, net lists, formulas, records, data and mask works; (ii) inventions (whether or not patentable), ideas, improvements, discoveries, developments, designs and techniques, information regarding plans for research, and technology; (iii) proprietary and confidential databases, data compilations, collections and technical data and trade secret information; (iv) logos, trade names, trade dress, trademarks, service marks; (v) domain names and websites; (vi) tools, services, methods and processes; and (vii) all instantiations of the foregoing in any form and embodied in any media.

(zz) “Trade Accounts Receivable” shall mean the accounts receivable of the Company calculated in accordance with GAAP.